2008 ANNUAL REPORT

Nasdaq: JKHY

TO OUR SHAREHOLDERS;

FISCAL YEAR 2008 MARKED OUR 32ND YEAR IN BUSINESS, 22ND YEAR AS A PUBLIC COMPANY, AND ANOTHER YEAR OF COMPANY-WIDE PROGRESS AND SOLID FINANCIAL RESULTS WITH REVENUE, EARNINGS PER SHARE, AND OPERATING CASH FLOW REACHING RECORD HIGHS.

Despite the global credit crisis, the weakening U.S. economy, and the related effects on our financial institution customers, our conservative business principles, recurring revenue, long-term contracts, large customer base, and broad product offering have enabled us to continue to generate solid financial results.

As we enter a new fiscal year we continue to focus on four primary growth drivers:

- Increase market share by aggressively earning new traditional and nontraditional clients and cross selling additional products and services to our existing clients.

- Add new products and services that enable financial institutions to capitalize on business opportunities and resolve specific operational issues.

- Increase recurring revenue by optimizing outsourcing opportunities, transaction-based processing fees, and ongoing software maintenance and support fees.

- Pursue disciplined acquisitions that complement our internal growth and continue our focused diversification.

Jack Henry & Associates has prospered in a competitive business environment by narrowly focusing on our core competency – providing the technology financial institutions need to attract and serve customers, aggressively compete, control operating costs, and improve operating efficiencies.

During the fiscal year ended June 30, 2008 total revenue increased to a record $742.9 million, representing an increase of 11 percent over last year's revenue. Net income was $104.2 million or $1.16 per diluted share, as compared to net income of $104.7 million or $1.14 per diluted share reported in fiscal year 2007. We generated strong cash flow from operating activities of $181.0 million, return on assets was 10.3 percent, and return on equity was 17.4 percent.

Our revenue mix for the year consisted of $73.6 million in software license fees or 10 percent of total revenue, $580.3 million in support and services or 78 percent of total revenue, and $89.0 million in hardware sales or 12 percent of total revenue.

Recurring revenue, which provides the financial stability to support our ongoing growth, was approximately 70 percent in fiscal year 2008, compared to 66 and 64 percent in fiscal years 2007 and 2006, respectively.

Backlog, which consists of contracted sales of products and services that were not delivered by fiscal year-end, reached $257.4 million, an eight percent increase over the $239.3 million reported last year.

ACQUISITIONS

During fiscal year 2008 we acquired two companies, marking our 16th and 17th acquisitions since we adopted our focused diversification strategy. Both acquisitions support our strategy to acquire companies with innovative solutions we can cross sell to our core bank and credit union customers, and that expand the products our ProfitStars division can sell to virtually any financial services organization regardless of core processing platform.

GLADIATOR TECHNOLOGY SERVICES, INC.

On July 1, 2007 we acquired Gladiator Technology Services, a leading provider of technology security monitoring solutions and related consulting services that enable financial institutions to safeguard their information and transaction processing infrastructures and comply with the related regulatory requirements. These monitoring services include network intrusion prevention, firewalls, server intrusion prevention and event logging, risk and vulnerability assessments, compliance and regulatory solutions, e-mail filtering and encryption services, and the development of information security, network, and Internet policies. These security services support more than 500 financial institutions including numerous Jack Henry & Associates customers.

AUDIOTEL CORPORATION

On October 1, 2007 we acquired AudioTel Corporation, a provider of remittance, merchant capture, check imaging, document imaging and management, telephone and Internet banking solutions, and Web site design and hosting services. AudioTel supports more than 1,000 financial institutions with these back-office and retail banking solutions and has consistently been on the forefront of the payment processing industry. In addition to the synergies we identified among our respective product lines, this acquisition adds more products and services to our ProfitStars division than any other previous acquisition.

HIGHLIGHTS

Despite the challenging business environment, we continued to generate solid financial performance during fiscal year 2008. We generated industry-leading organic revenue growth of 9 percent and industry-leading profitability with a 22 percent operating margin. We also experienced significant growth in our payments business which now represents 18 percent of the company's total fiscal year revenue and an increase of 29 percent over fiscal year 2007. Each of our three divisions also realized important milestones and capitalized on their respective growth opportunities during the year.

JACK HENRY BANKING

As a leading provider of core information and transaction processing solutions for banks, Jack Henry Banking continued to capitalize on the broad appeal of our products and services. Our core banking systems, which have replaced every major competitive solution marketed today, enabled our ongoing expansion in two key markets – recently chartered de novo banks and mid-tier banks. We added 30 de novo banks to our customer roster during the fiscal year and our technology platforms now support approximately 20 percent of mid-tier banks with assets ranging from $1 billion to $50 billion. During fiscal year 2008, we added our largest in-house customer based on asset size and completed our largest outsourcing transaction ever. We also continued to capitalize on the outsourcing trend with 27 of our in-house bank customers electing to migrate to our outsourcing offering.

SYMITAR

As a leading provider of core information and transaction processing solutions for credit unions of all asset sizes and as the first technology partner to replace every major competitive core processing solution, Symitar continued to capitalize on its market acceptance and signed its 500th credit union to the Episys core platform. Symitar continued its dominance among credits unions with more than $25 million in assets and now serves more than 30 percent of the credit unions that have more than a billion dollars in assets – more than twice the market share of its closest competitor. Symitar also continues to enjoy the highest customer retention rate of any major core data processor in the credit union space.

PROFITSTARS

As a leading provider of specialized products and services that diverse financial services organizations and businesses outside the financial industry use to generate revenue, increase security, and reduce operational risks and costs, ProfitStars continued to capture new market share during fiscal year 2008. More than 600 non-core customers contracted for ProfitStars' solutions, representing an 18 percent increase over fiscal year 2007 signings. More than 4,500 individual contracts with varied revenue implications were signed which represents a 63 percent increase over the prior fiscal year. ProfitStars continued to experience tremendous growth with its Remote Deposit Capture solution. Approximately 800 banks and more than 14,000 of their merchant customers now use this system to electronically deposit the checks received as payment for goods and services. The related transaction volumes also increased 271 percent over fiscal year 2007 volumes. ProfitStars' diverse customer base now consists of approximately 1,300 Jack Henry Banking and Symitar core customers, and more than 6,900 non-core customers, including the top 15 domestic banks.

We recognize that our customers, associates, and shareholders are responsible for our success – past, present, and future – so we would like to formally thank our customers for their business, loyalty, and guidance; our associates for their commitment to our customers and mission; and our shareholders for their confidence in our company.

JACK PRIM
Chief Executive Officer

TONY WORMINGTON
President

KEVIN WILLIAMS
Chief Financial Officer & Treasurer

JACK HENRY & ASSOCIATES

WAS FOUNDED IN 1976 TO PROVIDE DATA PROCESSING SOLUTIONS FOR COMMUNITY BANKS. TODAY, OUR COMPANY IS RECOGNIZED AS A FINANCIALLY SOUND, CUSTOMER-FOCUSED TECHNOLOGY PARTNER PROVIDING QUALITY PRODUCTS THAT MEET THE EVOLVING NEEDS OF FINANCIAL SERVICES ORGANIZATIONS AND SERVICE LEVELS THAT CONSISTENTLY EXCEED OUR CUSTOMERS' EXPECTATIONS.



OUR SOLUTIONS ARE NOW MANAGING MISSION-CRITICAL BUSINESS INFORMATION, PROCESSING TRANSACTIONS, AND AUTOMATING BUSINESS PROCESSES FOR MORE THAN 8,800 DIVERSE CUSTOMERS INCLUDING FINANCIAL INSTITUTIONS OF ALL ASSET SIZES AND CHARTERS, AS WELL AS BUSINESSES OUTSIDE THE FINANCIAL SERVICES INDUSTRY.

Our products and services are delivered through three brands.

JACK HENRY BANKING is a leading provider of core processing solutions and the integrated automation banks need to process business information and financial transactions. Jack Henry Banking supports approximately 1,600 banks ranging from recently chartered de novo institutions to multi-billion dollar mid-tier banks with three functionally distinct core systems and more than 100 integrated complementary products and services.

SYMITAR is a leading provider of core processing solutions and the integrated automation credit unions need to process business information and financial transactions. Symitar supports more than 700 credit unions of all asset sizes with two functionally distinct core systems and approximately 50 integrated complementary products and services.

PROFITSTARS is a leading provider of specialized products and services that financial services organizations of all asset sizes and charters, and diverse businesses outside the financial industry use to generate revenue, increase security, reduce operational risks, and control operating costs. ProfitStars' products and services have been implemented by more than 8,200 diverse customers and enabled our entry into nontraditional markets that extend well beyond our core bank and credit union customer bases.

Within each of these brands, the functionality of our products and exacting service standards attract prospective customers, foster long-term customer relationships, and have enabled us to capture substantial market share.

COMPETITIVE ADVANTAGE

We fully understand the importance of providing consistent, outstanding service based on more than three decades of experience providing financial institutions with mission-critical technology platforms. In fact, we consider the ability to provide premier customer service to be our primary sustainable competitive advantage. Our company is committed to providing service levels that consistently exceed customer expectations and produce rewarding levels of customer satisfaction and retention rates.

Our customer support infrastructure incorporates:

- Exacting service standards,
- Best practices methodology developed and refined through our day-to-day experience supporting more than 8,800 diverse customers,
- Comprehensive change management and control services,
- Proven conversion and installation services,
- Initial and ongoing education,
- Superior support staff available 24/7/365,
- Bank and credit union knowledgeable account managers,
- Sophisticated support tools, resources, and technology,
- Leading-edge research and development, and
- Product-specific focus groups and users' meetings.

We methodically and regularly measure our service levels using comprehensive annual surveys, including executive and operations versions, and more than 50,000 random surveys initiated by the customer service requests we receive each year. The results of this year's survey process once again confirmed that our service levels exceeded our customers' expectations and generated satisfaction levels we believe to be among the highest in the industry. In addition to our overall survey process, dedicated surveys are also used to grade specific aspects of our customer experience including product implementation, education, and consulting services.

GUIDING PRINCIPLES

WE HAVE CONSISTENTLY MAINTAINED THE FOCUSED WORK ETHIC AND IDEALS FOSTERED BY OUR CO-FOUNDERS – JACK HENRY AND JERRY HALL – MORE THAN 30 YEARS AGO. THE TIME-TESTED FUNDAMENTALS GUIDING OUR COMPANY ARE: DO THE RIGHT THING, DO WHATEVER IT TAKES, AND HAVE FUN.

DO THE RIGHT THING: Products and services that meet users' functional requirements and responsive service are expected in the competitive markets we serve. In addition to providing production-proven products and service levels that consistently exceed our customers' expectations we are committed to establishing and maintaining integrity-based business relationships. Doing the right thing is often not the easiest thing but this long-standing corporate commitment ultimately benefits every financial services organization and corporate entity that does business with us. Applying this practical business acumen and the highest business ethics to every business relationship is a hallmark of our corporate culture and success.

DO WHATEVER IT TAKES: In 1976 our founders made a commitment to exceed each customer's service-related expectations and that commitment to customer care continues today. We consider outstanding service to be our primary sustainable competitive advantage, and our reputation and ongoing success are based on doing whatever it takes to maintain industry-leading levels of customer satisfaction. We maintain a strict focus on customer care, continually invest in our support infrastructure, enforce exacting service standards, formally measure the results with a comprehensive survey process, and continually refine our service methodology.

HAVE FUN: We recognize and respect that it is the collective, day-to-day contribution of our associates that enables Jack Henry & Associates to keep our corporate promises to do the right thing and do whatever it takes to maintain the industry's highest levels of customer satisfaction. We also rely on our associates to develop quality solutions for our customers' business opportunities and challenges, to aggressively earn and support new customers, and to ultimately sustain our competitive distinction and industry-leading position. Retaining and recruiting outstanding associates is a mission-critical component of our ongoing success, so we dedicate significant effort and resources to maintaining a work environment that is professional, financially rewarding, and enjoyable. Competitive salaries, excellent benefits, a work environment that encourages collaboration, comfortable facilities, appropriate business tools, comprehensive initial and ongoing training, benevolent and morale-building activities and events, ongoing communication opportunities with executive management, and a formal annual employee satisfaction survey encourage the work ethic and atmosphere established by our founders.

Despite three decades of unprecedented technological innovations and advances and the growing complexity of the financial services industry, these three simple tenets have enabled our company to:

- Prosper in a competitive and consolidating business environment;
- Earn a large and growing customer base;
- Capture substantial market share;
- Establish a corporate culture that values integrity-based business relationships and recognizes customer service as our sustainable competitive advantage;
- Provide and support an extensive line of products and services that support technology-dependent and growing businesses;
- Provide rewarding opportunities for our workforce;
- Develop a well-conceived and well-executed business strategy that is governed by conservative business principles and proven performance management; and
- Maintain a solid balance sheet.

During fiscal year 2009 we will continue to leverage our proven technology platforms and company-wide commitment to customer care to retain and expand our existing customer relationships, and increase our market share by attracting and earning new customers in our traditional and new markets.

Detailed information about Jack Henry & Associates is available at www.jackhenry.com.

JACK HENRY & ASSOCIATES HIGHLIGHTS

SOLID, HIGH-PERFORMANCE COMPANY
Industry-leading organic growth – 9 percent
Industry-leading profitability – 22 percent operating margins

STRONG GROWTH IN PAYMENTS BUSINESS
Payments represent 18 percent of total revenue – growing 29+ percent per year

SIGNIFICANT AND GROWING RECURRING REVENUE
Currently 70 percent of total revenue and growing

RESPONDING TO ECONOMIC DOWNTURN
Our conservative business principles, recurring revenue, long-term contracts, large client base, and broad product offering will reduce dependence on license fees

JACK HENRY BANKING

OUR ORIGINAL BUSINESS LINE WAS FOUNDED IN 1976 IN RESPONSE TO THE GROWING DEMAND FOR OFF-THE-SHELF BANKING SOFTWARE. MORE THAN THREE DECADES LATER, JACK HENRY BANKING IS A LEADING PROVIDER OF THE INTEGRATED AUTOMATION BANKS NEED TO PROCESS BUSINESS INFORMATION AND FINANCIAL TRANSACTIONS.



HIGHLIGHTS

BROAD PRODUCT APPEAL

Core systems have been selected to replace every major competitive alternative marketed today

DIVERSE CUSTOMER BASE

Continued expansion in the de novo market

Continued expansion in the mid-tier market – now supporting approximately 20 percent of mid-tier banks with assets ranging from $1 billion to $50 billion

CAPITALIZING ON OUTSOURCING TREND

Twenty-seven banks automated by our technology platforms migrated from in-house processing to our outsourcing offering

SIGNIFICANT WINS

Added our largest in-house customer based on asset size

Completed our largest outsourcing transaction ever

WE NOW SERVE AS THE PRIMARY TECHNOLOGY PARTNER FOR APPROXIMATELY 1,600 BANKS RANGING FROM RECENTLY CHARTERED DE NOVO INSTITUTIONS TO MULTI-BILLION DOLLAR MID-TIER BANKS.

Our broad product and service offering enables banks to execute their business strategies with technology platforms tailored to support unique growth, service, operational, and performance goals. Our banking solutions encompass three functionally distinct core systems, more than 100 complementary solutions, in-house and outsourced delivery alternatives, and contemporary yet proven technology. Our support infrastructure also enables us to support today's complex banking platforms as a single point of contact, ongoing service, and accountability.

Our three CORE BANKING PLATFORMS are the SilverLake System®, a highly customizable IBM® Power™ System-based solution for commercial banks; CIF 20/20®, a parameter-driven IBM Power System-based solution; and Core Director®, a Windows®-based client/server solution. Our customers have selected these core systems to replace every major competitive alternative marketed today.

Our integrated complementary products and services enhance the functionality of these core systems and enable banks to respond to specific business opportunities and challenges with proven solutions. Our BEST-OF-SUITE COMPLEMENTARY SOLUTIONS support business intelligence and bank management, retail delivery and business banking, electronic funds transfer and Internet banking, risk management and protection, item and document imaging, and professional services and education.

During fiscal year 2008 we continued to capitalize on the broad appeal of our core and complementary solutions.

OUR EXPANSION IN THE MID-TIER MARKET CONTINUED AND OUR TECHNOLOGY PLATFORMS NOW SUPPORT APPROXIMATELY 20 PERCENT OF MID-TIER BANKS WITH ASSETS RANGING FROM $1 BILLION TO $50 BILLION.

We also continued our expansion in the de novo market and launched our De Novo University, a formal training curriculum and implementation methodology exclusively for start-up banks. This comprehensive program streamlines bank openings, optimizes bankers' time, and reduces training-related travel and expense.

We continued to expand our product and service offering with the introduction of nine new complementary solutions during the year and expanded the vast majority of our existing customer relationships with cross sales of these solutions.

Synergy™ Express, one of our most noteworthy complementary product additions, addresses the demand for delivering software as a service (SaaS) and for technology that can increase banks' operating efficiencies while reducing operating costs. Synergy Express leverages our Synergy Enterprise Content Management (ECM) platform, which was previously only available for in-house installation, to provide a fully managed service for document, report, and check image storage, archival, and retrieval. Synergy Express eliminates the capital expenditures required for in-house system installations, eliminates ongoing operation and maintenance costs, streamlines the entire content management process, provides state-of-the-art security, and provides compliance with related regulatory requirements.

WE CONTINUED TO CAPITALIZE ON THE GROWING TREND WITHIN OUR CUSTOMER BASE AS AN INCREASING NUMBER OF BANKS MIGRATED FROM OUR IN-HOUSE PROCESSING SOLUTIONS TO OUR OUTSOURCED ALTERNATIVES.

During the fiscal year, 27 banks using our technology platforms migrated from in-house processing to our outsourcing offering. More than 520 banks, representing combined assets of more than $115 billion, have chosen to outsource their information processing to Jack Henry Banking. On behalf of these banks we process approximately nine million deposit/loan accounts each day and more than 30 million checks each month.

During fiscal year 2009 we will continue to leverage our core and complementary solutions, service standards, and market presence and reputation to retain and expand our existing customer relationships and earn new core customers.

Detailed information about Jack Henry Banking is available at www.jackhenrybanking.com.

SYMITAR A JACK HENRY COMPANY

SYMITAR WAS FOUNDED IN 1985 AND ACQUIRED BY JACK HENRY & ASSOCIATES IN 2000. TODAY, SYMITAR IS A LEADING PROVIDER OF CORE PROCESSING SOLUTIONS FOR CREDIT UNIONS OF ALL ASSET SIZES, PROVIDING ENTERPRISE-WIDE AUTOMATION TO MORE THAN 700 CREDIT UNIONS AND MORE THAN 30 PERCENT OF THE 127 CREDIT UNIONS WITH ASSETS EXCEEDING $1 BILLION AS OF JUNE 30, 2008.

IGHTS

INDUSTRY LEADERSHIP
Signed 500th credit union to the Episys core platform, continuing the company's dominance among credits unions with more than $25 million in assets and its commitment to organic growth

MARKET ACCEPTANCE
Symitar is the first technology partner to replace every major competitive core processing solution

LARGE CREDIT UNIONS
Now serves more than 30 percent of the credit unions that have more than $1 billion dollars in assets – more than twice the market share of its closest competitor

INTEGRATION
Has signed more than 20 third-party vendors to its Vendor Integration Program – an innovative program that enables providers of niche solutions to integrate their complementary products and services to Episys, significantly expediting product deployment and optimizing operating efficiencies



Our core processing systems enable diverse credit unions to implement HIGHLY CUSTOMIZED TECHNOLOGY PLATFORMS to support their unique and evolving business strategies. Our credit union solutions encompass two functionally distinct core systems, approximately 50 complementary products and services, in-house and outsourced alternatives, contemporary technology, and the infrastructure necessary to serve each credit union as a single point of contact, support, and accountability.

Our two core platforms are Episys®, a highly customizable IBM Power™ System-based solution; and Cruise®, a Windows-based client/server solution for smaller credit unions.

fact that more than 500 diverse credit unions have now evaluated core systems and ultimately selected Episys as an unprecedented endorsement of the system's functionality and the fundamental way we conduct business. Episys has been selected by our customers to replace every major competitive system.

Symitar has experienced tremendous growth since being acquired by Jack Henry & Associates. During the 15 years between 1985 when the company was founded and the June 2000 acquisition, Symitar earned 237 Episys customers. During the eight years since the acquisition SYMITAR HAS MORE THAN DOUBLED ITS CLIENT BASE.

OUR INTEGRATED COMPLEMENTARY SOLUTIONS ENHANCE THE FUNCTIONALITY OF THESE CORE SYSTEMS AND ENABLE CREDIT UNIONS TO RESPOND TO EVOLVING MEMBER AND MARKET DEMANDS, EXPEDITE SPEED-TO-MARKET WITH COMPETITIVE OFFERINGS, AND ADDRESS SPECIFIC OPERATIONAL ISSUES WITH PROVEN PRODUCTS AND SERVICES.

Our complementary solutions support business intelligence and profitability, retail delivery, electronic funds transfer and Internet banking, risk management and security, item and document imaging, and professional services and education. We also provide a suite of proprietary strategic and operational impact solutions that enhance the functionality provided by the Episys system.

During fiscal year 2008 Symitar continued to generate market-leading growth by signing more new customers than any other provider of core processing solutions. We added 26 credit unions to our customer roster with the average asset size of these new customers being more than double the average asset size of the new customers added during fiscal year 2007. The average net gain among Symitar's top competitors during this period was less than one according to data published by the National Credit Union Association (NCUA).

During the fiscal year we also reached an important milestone with the addition of our 500th Episys customer. Episys now has the largest user base in the industry achieved entirely through organic growth following competitive evaluations rather than through the acquisition and conversion of competitive customer bases. We consider the

Our retention rate among Episys customers also provides a rewarding point of competitive distinction considering only five credit unions have elected to replace the system with a competitive alternative in Symitar's 23-year history.

During fiscal year 2008 we expanded many of our customer relationships through record cross sales of our complementary solutions, and we introduced a number of new complementary products and services.

During fiscal year 2009 we will continue to focus on maintaining Symitar's industry leadership with a strict focus on product and service quality, ongoing enhancements to our core and complementary solutions, and the addition of high-demand complementary products and services. We will continue to evaluate and refine our business processes to improve our operating efficiencies and ensure we continue to meet our customers' expectations.

Detailed information about Symitar is available at www.symitar.com.

PROFITSTARS A JACK HENRY COMPANY

WE INITIATED OUR FOCUSED DIVERSIFICATION STRATEGY IN 2004 AND BEGAN ACQUIRING COMPANIES AND PRODUCTS THAT BROADEN OUR MARKET REACH WITH SPECIALIZED SOLUTIONS THAT WE CAN SELL TO VIRTUALLY ANY FINANCIAL SERVICES ORGANIZATION REGARDLESS OF ASSET SIZE, CHARTER, OR CORE PROCESSING PLATFORM.

HIGHLIGHTS

FISCAL YEAR 2008 CONTRACTING

[illegible] customers signed ProfitStars contracts – representing an 18 percent increase over fiscal year 2007

More than 4,[illegible]00 individual contracts signed with varied revenue implications – representing a 63 percent increase over fiscal year 2007

DIVERSE CUSTOMER BASE

More than 8,200 total direct customers – includes approximately 1,300 Jack Henry Banking and Symitar core customers, and more than 6,900 non-core customers

Products currently installed in top 15 domestic banks

BROAD PRODUCT AND SERVICE SUITE

Revenue and growth solutions

Risk mitigation and control solutions

Cost control solutions

REMOTE DEPOSIT CAPTURE

Supporting approximately 800 banks

Supporting more than 14,000 merchants and in excess of 60,000 locations

Transaction volume increased 271 percent over the fiscal year 2007 volume



WE ALSO SELL SELECT PRODUCTS AND SERVICES TO BUSINESSES OUTSIDE THE FINANCIAL INDUSTRY, AND ARE CAPITALIZING ON CROSS-SALE OPPORTUNITIES WITH OUR CORE BANK AND CREDIT UNION CUSTOMERS AND AMONG THE ACQUIRED COMPANIES' RESPECTIVE CUSTOMER BASES.

In February 2006 ProfitStars was established as Jack Henry & Associates' third primary brand encompassing the acquired products and services. Today, ProfitStars provides more than 60 HIGHLY SPECIALIZED SOLUTIONS that enable diverse businesses to generate new revenue and growth opportunities, mitigate and control financial and operational risks, and contain operating costs. These top-of-mind business objectives and challenges can be addressed by implementing ProfitStars' solutions individually or in combination as comprehensive solution suites.

ProfitStars' REVENUE AND GROWTH SOLUTIONS include business intelligence, sales automation, enterprise profitability, enterprise payments, insurance services, net interest margin improvement, Internet and telephone banking, and online account creation solutions. Our RISK MITIGATION AND CONTROL SOLUTIONS include enterprise information security monitoring, enterprise risk management, identity management and control, and business continuity and disaster recovery solutions. The ProfitStars' COST CONTROL SOLUTIONS include check and document imaging, enterprise content management, network services, identity management and control, regulatory reporting, and ATM channel management solutions.

During fiscal year 2008 two additional companies were acquired to expand ProfitStars' product offering and customer base. Gladiator Technology Services, Inc. safeguards the information and transaction processing infrastructures of more than 500 financial institutions with industry-leading technology security monitoring solutions and related consulting services. AudioTel Corporation supports more than 1,000 financial institutions with proven back-office and retail delivery solutions including remittance, merchant capture, check imaging, document imaging and management, telephone and Internet banking solutions, and Web site design and hosting services.

During the year we also focused on new sales opportunities both inside and outside the financial industry, and cross-sales opportunities among ProfitStars' existing customers. In addition to the financial services industry, which represents our primary market, we are aggressively marketing the ProfitStars solutions to other diverse entities and industries including capital markets, healthcare, insurance, non-profit organizations, the public sector, utilities, retail, distribution, and manufacturing and processing.

Through a combination of acquisitions and targeted sales initiatives, ProfitStars' solutions are now supporting more than 8,200 domestic and international financial services organizations and other businesses outside the financial industry. During fiscal year 2008, 620 new non-core customers signed contracts for ProfitStars' solutions. Our roster of ProfitStars customers now includes 42 of the largest 50 domestic banks including all of the top 15 banks, 29 of the 50 largest credit unions, and a growing number of diverse corporate entities.

During fiscal year 2009 we will maintain our strict focus on product quality and customer satisfaction and continue to identify opportunities to leverage ProfitStars' solutions to support top-of-mind business goals and challenges. We will continue to pursue acquisitions of specialized solutions that expand our product offering and customer base, generate additional sales and cross-sales opportunities, and exploit new markets.

Detailed information about ProfitStars is available at www.profitstars.com.

FISCAL YEAR 2008

FINANCIALS



MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is quoted on the NASDAQ Global Select Market ("NASDAQ"), formerly known as the NASDAQ National Market, under the symbol "JKHY." The following table sets forth, for the periods indicated, the high and low sales price per share of the common stock as reported by NASDAQ.

Fiscal 2008	**High**	**Low**
Fourth Quarter	**$ 27.48**	**$ 21.62**
Third Quarter	**26.11**	**22.22**
Second Quarter	**29.24**	**24.34**
First Quarter	**27.50**	**23.39**

Fiscal 2007	High	Low
Fourth Quarter	$ 26.75	$ 23.54
Third Quarter	24.67	20.57
Second Quarter	23.20	21.02
First Quarter	22.20	17.40

The Company established a practice of paying quarterly dividends at the end of fiscal 1990 and has paid dividends with respect to every quarter since that time. Quarterly dividends per share paid on the common stock for the two most recent fiscal years ended June 30, 2008 and 2007 are as follows:

Fiscal 2008	**Dividend**
Fourth Quarter	**$ 0.075**
Third Quarter	**0.075**
Second Quarter	**0.065**
First Quarter	**0.065**

Fiscal 2007	Dividend
Fourth Quarter	$ 0.065
Third Quarter	0.065
Second Quarter	0.055
First Quarter	0.055

The declaration and payment of any future dividends will continue to be at the discretion of our Board of Directors and will depend upon, among other factors, our earnings, capital requirements, contractual restrictions, and operating and financial condition. The Company does not currently foresee any changes in its dividend practices.

Information regarding the Company's equity compensation plans is set forth under the caption "Equity Compensation Plan Information" in the Company's definitive Proxy Statement and is incorporated herein by reference.

On August 21, 2008, there were approximately 50,000 holders of the Company's common stock. On that same date the last sale price of the common shares as reported on NASDAQ was $20.10 per share.

PERFORMANCE GRAPH

The following chart presents a comparison for the five-year period ended June 30, 2008, of the market performance of the Company's common stock with the S&P 500 Index and an index of peer companies selected by the Company:



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
6/03
6/04
6/05
6/06
6/07
6/08
KEY
JACK HENRY & ASSOCIATES, INC.
S&P 500
NEW PEER GROUP(1)
OLD PEER GROUP(2)
$100 invested on 6/30/03 in stock and index-including reinvestment of dividends. Fiscal year ending June 30.
Copyright 2008, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. All rights reserved. www.researchdatagroup.com/S&P.htm

This comparison assumes $100 was invested on June 30, 2003, and assumes reinvestments of dividends. Total returns are calculated according to market capitalization of peer group members at the beginning of each period. Peer companies selected are in the business of providing specialized computer software, hardware and related services to financial institutions and other businesses. In fiscal year 2008, we changed our peer group of companies used for this analysis to align with peer companies selected by our Compensation Committee for use in determining compensation for executive management. Companies in the new peer group (1) are Affiliated Computer Services, Inc., Bottomline Technology, Inc., Cerner Corp., DST Systems, Inc., Euronet Worldwide, Inc., Fair Isaac Corp., Fidelity National Financial, Inc., Fiserv, Inc., Goldleaf Financial Solutions, Inc., Metavante Technologies, Inc., Online Resources Corp., S1 Corp., SEI Investments Company, Telecommunications Systems, Inc., and Tyler Technologies Corp.

In previous fiscal years, the old peer group (2) consisted of Cerner Corp., Computer Sciences Corp., Euronet Worldwide Inc., Fair Isaac Corp., Fidelity National Financial, Fiserv Inc., Marshall & Ilsley Corp., National Datacomputer Com, and SEI Investments Company.

SELECTED FINANCIAL DATA (In Thousands - Except Per-Share Data)

YEAR ENDED JUNE 30

Income Statement Data	2008	2007	2006	2005	2004
Revenue[1]	**$ 742,926**	$ 666,467	$ 590,877	$ 535,191	$ 467,415
Income from continuing operations	**$ 105,287**	$ 105,644	$ 90,863	$ 76,050	$ 62,315
Diluted net income per share, continuing operations	**$ 1.17**	$ 1.15	$ 0.97	$ 0.82	$ 0.68
Dividends declared per share	**$ 0.28**	$ 0.24	$ 0.20	$ 0.17	$ 0.15
Balance Sheet Data					
Working capital	**$ (11,418)**	$ 19,908	$ 42,918	$ 13,710	$ 85,818
Total assets	**$1,021,044**	$ 999,340	$ 906,067	$ 814,153	$ 653,614
Long-term debt	**$ 24**	$ 128	$ 421	$ –	$ –
Stockholders' equity	**$ 601,451**	$ 598,365	$ 575,212	$ 517,154	$ 442,918

(1) Revenue includes license sales, support and service revenues, and hardware sales, less returns and allowances.

NOTE: Operating results for fiscal 2007, 2006 and 2005 have been restated to conform to the current presentation with regard to the Company's reporting of certain operations which were sold during fiscal 2008. Such operations have been classified as discontinued. See Note 12 to the consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Overview

The following discussion and analysis should be read in conjunction with the "Selected Financial Data" and the consolidate financial statements and related notes included elsewhere in this report.

BACKGROUND AND OVERVIEW

We provide integrated computer systems for in-house and outsourced data processing to commercial banks, credit unions and other financial institutions. We have developed and acquired banking and credit union application software systems that we market, together with compatible computer hardware, to these financial institutions. We also perform data conversion and software implementation services for our systems and provide continuing customer support services after the systems are implemented. For our customers who prefer not to make an up-front capital investment in software and hardware, we provide our full range of products and services on an outsourced basis through our eight data centers in six physical locations and 20 item processing centers located throughout the United States.

A detailed discussion of the major components of the results of operations follows. All amounts are in thousands and discussions compare fiscal 2008 to fiscal 2007 and compare fiscal 2007 to fiscal 2006.

We derive revenues from three primary sources:

- software licenses;
- support and service fees, which include implementation services; and
- hardware sales, which includes all non-software remarketed products.

Over the last five fiscal years, our revenues have grown from $467,415 in fiscal 2004 to $742,926 in fiscal 2008. Net income has grown from $62,315 in fiscal 2004 to $104,222 in fiscal 2008. This growth has resulted primarily from internal expansion supplemented by strategic acquisitions, allowing us to develop and acquire new products and services for approximately 2,300 customers who utilize our core software systems as of June 30, 2008.

Since the start of fiscal 2004, we have completed 16 acquisitions. All of these acquisitions were accounted for using the purchase method of accounting and our consolidated financial statements include the results of operations of the acquired companies from their respective acquisition dates.

License revenue represents the sale and delivery of application software systems contracted with us by the customer. We license our proprietary software products under standard license agreements that typically provide the customer with a non-exclusive, non-transferable right to use the software on a single computer and for a single financial institution location.

Support and services fees are generated from implementation services contracted with us by the customer, ongoing support services to assist the customer in operating the systems and to enhance and update the software, and from providing outsourced data processing services and Electronic Funds Transfer ("EFT") support services. Outsourcing services are performed through our data and item processing centers. Revenues from outsourced item and data processing and EFT support services are primarily derived from monthly usage or transaction fees typically under five-year service contracts with our customers.

Cost of license fees represents the third party vendor costs associated with license fee revenue.

Cost of services represents costs associated with conversion and implementation efforts, ongoing support for our in-house customers, operation of our data and item processing centers providing services for our outsourced customers, EFT services, and direct operation costs.

We have entered into remarketing agreements with several hardware manufacturers under which we sell computer hardware and related services to our customers. Cost of hardware consists of the direct and related costs of purchasing the equipment from the manufacturers and delivery to our customers.

We have two business segments: bank systems and services and credit union systems and services. The respective segments include all related license, support and service, and hardware sales along with the related cost of sales.

Results of Operations

FISCAL 2008 COMPARED TO FISCAL 2007

Fiscal 2008 showed strong growth in support and service revenues, tempered somewhat by leaner gross and operating margins. As a result, an 11% increase in total revenue yielded income from continuing operations that was flat in comparison to fiscal 2007.

REVENUE

License Revenue	Year Ended June 30		% Change
	2008	2007	
License	**$ 73,553**	$ 76,403	**-4%**
Percentage of total revenue	**10%**	11%	

License revenue represents the delivery and acceptance of application software systems contracted with us by the customer. We license our proprietary software products under standard license agreements that typically provide the customer with a non-exclusive, non-transferable right to use the software on a single computer and for a single financial institution location.

License revenue decreased by $2,850 compared to last fiscal year mainly due to a decrease in the number of new license agreements and an overall decrease in the average transaction size in comparison to the prior fiscal year. When compared with last year, many of our software solutions experienced a decrease in license revenue. Those products that had the most significant decreases included Yellow Hammer Fraud Detective™ (our fraud detection/prevention solution), Silverlake® (our flagship core software solution for larger banks), and Synergy (our enterprise content management solution). A significant portion of the decrease in license revenue can be attributed to the continuing shift in demand by banks and credit unions toward our outsourcing services from an in-house delivery. While many products had decreases in revenue during the current fiscal year, some products did very well, including Episys®, our flagship core processing system aimed at larger credit unions, and Yellow Hammer™ BSA, our new compliance and risk mitigation solution.

Support and Service Revenue	Year Ended June 30		% Change
	2008	2007	
Support and service	**$580,334**	$ 501,722	**+16%**
Percentage of total revenue	**78%**	75%	

Year Over Year Change	**$ Change**	**% Change**
In-House Support & Other Services	$ 32,685	15%
EFT Support	30,601	29%
Outsourcing Services	11,467	10%
Implementation Services	3,859	6%
Total Increase	**$ 78,612**	

Support and service revenues are generated from implementation services (including conversion, installation, configuration and training), annual support to assist the customer in operating their systems and to enhance and update the software, outsourced data processing services and EFT support services (including ATM and debit card transaction processing, online bill payment services, remote deposit capture and Check 21 transaction processing services).

There was strong growth in all of the support and service revenue components. In-house support and other services increased partially as a result of increased implementations of recently acquired products. In addition, because annual maintenance fees are based on supported institutions' asset size, in-house support revenues increase as our customers' assets grow. EFT support, which includes ATM/debit card processing, on-line bill pay, remote deposit capture and Check 21 transaction processing services, experienced the largest percentage growth due to increased customer activity and expansion of our customer base. Outsourcing services for banks and credit unions also continue to drive revenue growth at a strong pace as we add new bank and credit union customers and increase volume. Implementation services revenue increased during the year partially due to implementations of newly acquired or developed software products, as well as an increase in merger conversions for existing customers that acquired other financial institutions.

Hardware Revenue	Year Ended June 30		% Change
	2008	2007	
Hardware	**$ 89,039**	$ 88,342	**+1%**
Percentage of total revenue	**12%**	13%	

The Company has entered into remarketing agreements with several hardware manufacturers under which we sell computer hardware, hardware maintenance and related services to our customers. Revenue related to hardware sales is recognized when the hardware is shipped to our customers.

Hardware revenue increased slightly in the current fiscal year because a small decrease in the sale of major hardware components was offset by slight increases in revenue from the sale of financial institution forms and supplies and from hardware maintenance contracts.

COST OF SALES AND GROSS PROFIT

Cost of license represents the cost of software from third party vendors through remarketing agreements. These costs are recognized when license revenue is recognized. Cost of support and service represents costs associated with conversion and implementation efforts, ongoing support for our in-house customers, operation of our data and item centers providing services for our outsourced customers, EFT processing services and direct operating costs. These costs are recognized as they are incurred. Cost of hardware consists of the direct and related costs of purchasing the equipment from the manufacturers and delivery to our customers. These costs are recognized at the same time as the related hardware revenue is recognized. Ongoing operating costs to provide support to our customers are recognized as they are incurred.

Cost of Sales and Gross Profit	Year Ended June 30		% Change
	2008	2007	
Cost of License	**$ 6,698**	$ 4,277	**+57%**
Percentage of total revenue	**<1%**	<1%	
License Gross Profit	**$ 66,855**	$ 72,126	**-7%**
Gross Profit Margin	**91%**	94%	
Cost of Support and Service	**$ 364,140**	$ 309,919	**+17%**
Percentage of total revenue	**49%**	47%	
Support and Service Gross Profit	**$ 216,194**	$ 191,803	**+13%**
Gross Profit Margin	**37%**	38%	
Cost of Hardware	**$ 64,862**	$ 65,469	**-1%**
Percentage of total revenue	**9%**	10%	
Hardware Gross Profit	**$ 24,177**	$ 22,873	**+6%**
Gross Profit Margin	**27%**	26%	
TOTAL COST OF SALES	**$ 435,700**	$ 379,665	**+15%**
Percentage of total revenue	**59%**	57%	
TOTAL GROSS PROFIT	**$ 307,226**	$ 286,802	**+7%**
Gross Profit Margin	**41%**	43%	

Cost of license increased for the fiscal year due to greater third party reseller agreement software vendor costs. Gross profit margin on license revenue decreased because a larger percentage of the revenue from licenses was attributable to these sales under reseller agreements where the gross margins are significantly lower than on our owned products. Cost of support and service increased for the year primarily due to additional personnel costs, costs related to the expansion of infrastructure (including depreciation, amortization, and maintenance contracts) and increases in the direct costs of providing services (such as transaction processing charges and the cost of third party maintenance) as compared to last year. These increases were commensurate with the increase in support and service revenue. The gross profit margin decreased to 37% from 38% in support and service. Cost of hardware decreased for the year. Hardware gross profit margin increased slightly due to sales mix.

OPERATING EXPENSES

Selling and Marketing	Year Ended June 30		% Change
	2008	2007	
Selling and marketing	**$ 55,916**	$ 50,195	**+11%**
Percentage of total revenue	**8%**	8%	

Dedicated sales forces, inside sales teams, technical sales support teams and channel partners conduct our sales efforts for our two market segments, and are overseen by regional sales managers. Our sales executives are responsible for pursuing lead generation activities for new core customers. Our account executives nurture long-term relationships with our client base and cross sell our many complementary products and services.

For the 2008 fiscal year, the selling and marketing expenses increase was due to growth in personnel costs, particularly commission expenses on sales of services, which resulted from increased services revenue. Selling and Marketing expenses remained steady for both years at 8% of total revenue.

Research and Development	Year Ended June 30		% Change
	2008	2007	
Research and development	**$ 43,326**	$ 35,962	**+20%**
Percentage of total revenue	**6%**	5%	

We devote significant effort and expense to develop new software, service products and continually upgrade and enhance our existing offerings. Typically, we upgrade our various core and complementary software applications once per year. We believe our research and development efforts are highly efficient because of the extensive experience of our research and development staff and because our product development is highly customer-driven.

Research and development expenses grew primarily due to employee costs associated with an 11% increase in headcount for ongoing development of new products and enhancements to existing products. In addition, recent acquisitions have research and development expenses that exceed the average for the remainder of the Company, which has contributed to the increase from the prior fiscal year. Research and development expenses increased slightly to 6% of total revenue from 5% in fiscal 2007.

General and Administrative	Year Ended June 30		% Change
	2008	2007	
General and administrative	**$ 43,775**	$ 40,617	**+8%**
Percentage of total revenue	**6%**	6%	

General and administrative costs include all expenses related to finance, legal, human resources, plus all administrative costs. General and administrative expense increased primarily due to employee costs associated with a 4% increase in headcount and to an increase in professional services fees (fees for accounting, legal and business consultants). Also impacting the increase was growth in travel and lodging expenses (including the cost of aircraft fuel). General and administrative costs remained at 6% of total revenue for both fiscal years.

INTEREST INCOME (EXPENSE)

Interest income decreased 37% from $3,406 to $2,145 due primarily to lower average invested balances coupled with lower interest rates on invested balances. Interest expense increased 10% from $1,757 to $1,928 due to higher average outstanding borrowings on the revolving bank credit facilities.

PROVISION FOR INCOME TAXES

The provision for income taxes was $59,139 or 36.0% of income before income taxes in fiscal 2008 compared with $56,033 or 34.7% of income before income taxes fiscal 2007. The increase was due to the renewal of the Research and Experimentation Credit ("R&E Credit"), during fiscal year 2007, retroactive to January 1, 2006. Renewal of this credit had a significant tax benefit in fiscal year 2007 since retroactive renewal required the recording of an additional six months of credit during fiscal year 2007 related to fiscal year 2006. In addition, the R&E Credit expired as of December 31, 2007, which also contributed to the increase in the tax rate for fiscal year 2008.

INCOME FROM CONTINUING OPERATIONS

Income from continuing operations remained relatively flat, moving from $105,644, or $1.15 per diluted share in fiscal 2007 to $105,287, or $1.17 per diluted share in fiscal 2008.

DISCONTINUED OPERATIONS

Loss on discontinued operations, net of taxes, was $1,065 for fiscal 2008. The loss included a loss on the sale of Banc Insurance Services, Inc. and Banc Insurance Agency, Inc. of $2,718, and a $1,457 loss on the operations of the two companies. The income tax benefit on the loss amount was $3,110. The loss on operations of the disposed companies for fiscal 2007 included a loss from operations of $1,474, netted with the income tax benefit of $511.

FISCAL 2007 COMPARED TO FISCAL 2006

Fiscal 2007 showed strong growth in support and service revenues and improved gross and operating margins, tempered somewhat by decreases in software license revenues. This performance allowed us to leverage a 13% increase in total revenue to a 16% increase in net income.

REVENUE

License Revenue	Year Ended June 30		% Change
	2007	2006	
License	**$ 76,403**	$ 84,014	**-9%**
Percentage of total revenue	**11%**	14%	

License revenue represents the delivery and acceptance of application software systems contracted by us with the customer. We license our proprietary software products under standard license agreements that typically provide the customer with a non-exclusive, non-transferable right to use the software on a single computer and for a single financial institution location.

License revenue decreased by $7,611 compared to last fiscal year mainly due to a decrease in the number of new license agreements and an overall decrease in the average transaction size in comparison to the prior fiscal year. When compared with last year, many of our software solutions experienced a decrease in license revenue. Those products that had the most significant decreases included Yellow Hammer Fraud Detective™ (our fraud detection/prevention solution), Silverlake® (our flagship core software solution for larger banks), NetTeller Online Banking™ (our bank-branded internet banking solution), and Episys® (our flagship core software solution for larger credit unions). A significant portion of the decrease in license revenue can be attributed to the continuing shift in demand from banks and credit unions toward our outsourcing services from an in-house delivery, which do not require software license agreements. Another contributing factor is the market penetration we have with several of our products including Episys and NetTeller which has caused us to anticipate reduced license sales for these products compared to prior years.

Support and Service Revenue	Year Ended June 30		% Change
	2007	2006	
Support and service	**$501,722**	$ 424,333	**+18%**
Percentage of total revenue	**75%**	72%	

Year Over Year Change	**$ Change**	**% Change**
In-House Support & Other Services	$ 21,111	11%
EFT Support	28,879	38%
Outsourcing Services	15,957	16%
Implementation Services	11,442	24%
Total Increase	**$ 77,389**	

Support and service revenues are generated from implementation services (including conversion, installation, configuration and training), annual support to assist the customer in operating their systems and to enhance and update the software, outsourced data processing services and EFT support services.

There was strong growth in all of the support and service revenue components. In-house support and other services increased partially as a result of increased implementations of recently acquired products. In addition, because annual maintenance fees are based on supported institutions' asset size, in-house support revenues increase as our customers' assets grow. EFT support, which includes ATM/debit card processing, online bill pay, remote deposit capture and Check 21 transaction processing services, experienced the largest percentage and dollar growth. Outsourcing services for banks and credit unions also continue to drive revenue growth at a strong pace as we add new bank and credit union customers and increase volume. Implementation services revenue increased during the year primarily due to an increase in the number of in-house implementations, as well as an increase in merger conversions for existing customers that acquired other financial institutions.

Hardware Revenue	Year Ended June 30		% Change
	2007	2006	
Hardware	**$ 88,342**	$ 82,530	**+7%**
Percentage of total revenue	**13%**	14%	

The Company has entered into remarketing agreements with several hardware manufacturers under which we sell computer hardware, hardware maintenance and related services to our customers. Revenue related to hardware sales is recognized when the hardware is shipped to our customers.

Hardware revenue increased mainly due to an increase in the number of hardware systems and components delivered in the year compared to last fiscal year. In particular, there has been a significant increase in revenue from hardware components used in our remote deposit capture product for imaging and exchanging of checks.

COST OF SALES AND GROSS PROFIT

Cost of license represents the cost of software from third party vendors through remarketing agreements. These costs are recognized when license revenue is recognized. Cost of support and service represents costs associated with conversion and implementation efforts, ongoing support for our in-house customers, operation of our data and item centers providing services for our outsourced customers, EFT processing services and direct operating costs. These costs are recognized as they are incurred. Cost of hardware consists of the direct and related costs of purchasing the equipment from the manufacturers and delivery to our customers. These costs are recognized at the same time as the related hardware revenue is recognized. Ongoing operating costs to provide support to our customers are recognized as they are incurred.

Cost of Sales and Gross Profit	Year Ended June 30		% Change
	2007	2006	
Cost of License	**$ 4,277**	$ 2,717	**+57%**
Percentage of total revenue	**<1%**	<1%	
License Gross Profit	**$ 72,126**	$ 81,297	**-11%**
Gross Profit Margin	**94%**	97%	
Cost of Support and Service	**$ 309,919**	$ 270,485	**+15%**
Percentage of total revenue	**47%**	46%	
Support and Service Gross Profit	**$ 191,803**	$ 153,848	**+25%**
Gross Profit Margin	**38%**	36%	
Cost of Hardware	**$ 65,469**	$ 60,658	**+8%**
Percentage of total revenue	**10%**	10%	
Hardware Gross Profit	**$ 22,873**	$ 21,872	**+5%**
Gross Profit Margin	**26%**	27%	
TOTAL COST OF SALES	**$ 379,665**	$ 333,860	**+14%**
Percentage of total revenue	**57%**	57%	
TOTAL GROSS PROFIT	**$ 286,802**	$ 257,017	**+12%**
Gross Profit Margin	**43%**	43%	

Cost of license increased for the fiscal year due to greater third party reseller agreement software vendor costs. Gross profit margin on license revenue decreased because a larger percentage of the revenue from licenses was attributable to these sales under reseller agreements where the gross margins are significantly lower than on our owned products. Cost of support and service increased for the year primarily due to additional personnel costs (including an 8% increase in headcount), costs related to the expansion of infrastructure (including depreciation, amortization, and maintenance contracts) and increases in the direct costs of providing services (such as transaction processing charges) as compared to last year. The gross profit margin increased to 38% from 36% in support and service, primarily due to a shift in sales mix toward services with higher margins, such as our EFT Support services. Cost of hardware increased for the year, in line with the increase in hardware sales. Hardware gross profit margin decreased slightly due to lower vendor rebates received during the year compared to the prior year. Incentives and rebates received from vendors fluctuate quarterly and annually due to changing thresholds established by the vendors.

OPERATING EXPENSES

Selling and Marketing	Year Ended June 30		% Change
	2007	2006	
Selling and marketing	**$ 50,195**	$ 49,126	**+2%**
Percentage of total revenue	**8%**	8%	

Dedicated sales forces, inside sales teams, technical sales support teams and channel partners conduct our sales efforts for our market segments, and are overseen by regional sales managers. Our sales executives are responsible for pursuing lead generation activities for new core customers. Our account executives nurture long-term relationships with our client base and cross sell our many complementary products and services.

For the 2007 fiscal year, the selling and marketing expenses increase was due to growth in personnel costs, particularly commission expenses. Selling and Marketing expenses remained steady for both years at 8% of total revenue.

Research and Development	Year Ended June 30		% Change
	2007	2006	
Research and development	**$ 35,962**	$ 31,874	**+13%**
Percentage of total revenue	**5%**	5%	

We devote significant effort and expense to develop new software, to service products and to continually upgrade and enhance our existing offerings. Typically, we upgrade our various core and complementary software applications once per year. We believe our research and development efforts are highly efficient because of the extensive experience of our research and development staff and because our product development is highly customer-driven.

Research and development expenses grew primarily due to employee costs associated with a 13% increase in headcount for ongoing development of new products and enhancements to existing products. Research and development expenses remained at 5% of total revenue for both fiscal years.

General and Administrative	Year Ended June 30		% Change
	2007	2006	
General and Administrative	**$ 40,617**	$ 35,196	**+15%**
Percentage of total revenue	**6%**	6%	

General and administrative costs include all expenses related to finance, legal, human resources, plus all administrative costs. General and administrative expense increased primarily due to employee costs associated with a 3% increase in headcount and increased expenses related to stock options. In addition, during the first half of fiscal 2006, a new accounting system was being actively developed and a percentage of salaries were being capitalized. Also impacting the increase was growth in overhead related costs such as insurance, depreciation and amortization, professional services and maintenance contracts. General and administrative costs remained at 6% of total revenue for both fiscal years.

INTEREST INCOME (EXPENSE)

Interest income increased 65% from $2,066 to $3,406 due primarily to larger invested balances coupled with higher interest rates on invested balances. Interest expense increased 30% from $1,355 to $1,757 due to borrowings on the revolving bank credit facilities.

PROVISION FOR INCOME TAXES

The provision for income taxes was $56,033 or 34.7% of income before income taxes in fiscal 2007 compared with $50,669 or 35.8% of income before income taxes fiscal 2006. The decrease in the percentage for fiscal 2007 is primarily due to the renewal of the Research and Experimentation Credit retroactive to January 1, 2006, which required the recording of an additional six months of credit during fiscal year 2007 related to fiscal year 2006. This created a significant tax benefit (approximately $3,000 additional benefit over the prior year) for fiscal 2007.

INCOME FROM CONTINUING OPERATIONS

Income from continuing operations increased 16% from $90,863, or $0.97 per diluted share in fiscal 2006 to $105,643, or $1.16 per diluted share in fiscal 2007.

BUSINESS SEGMENT DISCUSSION

Bank Systems and Services	2008	% Change	2007	% Change	2006
Revenue	**$ 616,390**	+11%	$ 555,861	+15%	$ 481,558
Gross Profit	**$ 255,870**	+5%	$ 244,788	+14%	$ 215,387
Gross Profit Margin	**42%**		44%		45%

In fiscal 2008, the revenue increase in the bank systems and services business segment is primarily due to continued growth in support and service revenue, particularly EFT support which experienced 29% revenue growth and in-house support which experienced 16% revenue growth. The growth in these components was partially offset by a 13% decrease in license revenue. Gross profit margin decreased as the mix of revenue shifted away from license revenue (which carries the largest margins) toward support and service revenue. Hardware revenue decreased by 2%; however, a shift in sales mix during fiscal 2008 compared to fiscal 2007 led to a slightly higher hardware margin.

In fiscal 2007, the revenue increase in the bank systems and services business segment was primarily due to continued growth in support and service revenue, particularly EFT support which experienced 40% revenue growth. Gross profit margin remained flat as growth generated by increasing EFT support revenue, which carries higher margins than other components of support and service revenue, was offset by decreasing license profit margin. Profit from license revenue decreased due to both a decrease in revenue and to an increase in the number of sales that were subject to third party seller agreements. Hardware revenue increased by 11%; however, lower vendor rebates during fiscal 2007 compared to fiscal 2006 led to a slightly lower hardware margin.

Credit Union Systems & Services	2008	% Change	2007	% Change	2006
Revenue	**$ 126,536**	+14%	$ 110,606	+1%	$ 109,319
Gross Profit	**$ 51,356**	+22%	$ 42,014	+1%	$ 41,630
Gross Profit Margin	**41%**		38%		38%

In fiscal 2008, revenues in the credit union systems and services business segment increased 14% from fiscal 2007. All revenue components within the segment experienced growth during fiscal 2008. License revenue generated the largest dollar growth in revenue as Episys®, our flagship core processing system aimed at larger credit unions, experienced strong sales throughout the year. Support and service revenue, which is the largest component of total revenues for the credit union segment, experienced growth in EFT support (34%) and in in-house support (10%). Gross profit in this business segment increased $9,344 in fiscal 2008 compared to fiscal 2007, due primarily to the increase in license revenue, which carries the highest margins.

In fiscal 2007, revenues in the credit union systems and services business segment increased slightly from fiscal 2006. This increase is mainly due to growth in support and service revenue, mostly offset by decreases in license and hardware revenue. Support and service revenue, which is the largest component of total revenues for the credit union segment, experienced growth in EFT support (26%) and in outsourcing revenue (24%). Gross profit in this business segment remained flat in fiscal 2007 compared to fiscal 2006.

LIQUIDITY AND CAPITAL RESOURCES

We have historically generated positive cash flow from operations and have generally used funds generated from operations and short-term borrowings on our revolving credit facility to meet capital requirements. We expect this trend to continue in the future.

The Company's cash and cash equivalents decreased to $65,565 at June 30, 2008 from $88,617 at June 30, 2007.

The following table summarizes net cash from operating activities in the statement of cash flows:

	Year Ended June 30		
	2008	2007	2006
Net income	**$ 104,222**	$ 104,681	$ 89,923
Non-cash expenses	**70,420**	56,348	52,788
Change in receivables	**(2,913)**	(28,853)	30,413
Chance in deferred revenue	**5,100**	24,576	10,561
Change in other assets and liabilities	**4,172**	17,495	(14,247)
Net cash from operating activities	**$ 181,001**	$ 174,247	$ 169,438

Cash provided by operations increased $6,754 to $181,001 for the fiscal year ended June 30, 2008 as compared to $174,247 for the fiscal year ended June 30, 2007. This increase is primarily attributable to an increase in expenses that do not have a corresponding cash outflow, such as depreciation and amortization, as a percentage of total net income.

Cash used in investing activities for the fiscal year ended June 2008 was $102,148 and includes payments for acquisitions of $48,109, plus $1,215 in contingent consideration paid on prior years' acquisitions. During fiscal 2007, payments for acquisitions totaled $34,006, plus $5,301 paid on earn-outs and other acquisition adjustments. Capital expenditures for fiscal 2008 were $31,105 compared to $34,202 for fiscal 2007. Cash used for software development in fiscal 2008 was $23,736 compared to $20,743 during the prior year.

Net cash used in financing activities for the current fiscal year was $101,905 and includes the repurchase of 4,200 shares of our common stock for $100,996, the payment of dividends of $24,683 and $429 net repayment on our revolving credit facilities. Cash used in financing activities was partially offset by proceeds of $20,394 from the exercise of stock options and the sale of common stock and $3,809 excess tax benefits from stock option exercises. During fiscal 2007, net cash used in financing activities included the repurchase of our common stock for $98,413 and the payment of dividends of $21,685. As in the current year, cash used in fiscal 2007 was partially offset by proceeds from the exercise of stock options and the sale of common stock of $29,212, $4,640 excess tax benefits from stock option exercises and $19,388 net borrowings on revolving credit facilities.

At June 30, 2008, the Company had negative working capital of $11,418; however, the largest component of current liabilities was deferred revenue of $212,375. The cash outlay necessary to provide the services related to these deferred revenues is significantly less than this recorded balance. Therefore, we do not anticipate any liquidity problems to result from this condition.

U.S. financial markets and many of the largest U.S. financial institutions have recently been shaken by negative developments in the home mortgage industry and the mortgage markets, and particularly the markets for subprime mortgage-backed securities. While we believe it is too early to predict what effect, if any, these developments may have, we have not experienced any significant issues with our current collection efforts, and we believe that any future impact to our liquidity would be minimized by our access to available lines of credit.

The Board of Directors has authorized the Company to repurchase shares of its common stock. Under this authorization, the Company may finance its share repurchases with available cash reserves of short-term borrowings on its existing credit facility. The share repurchase program does not include specific price targets or timetables and may be suspended at any time. At June 30, 2007, there were 7,101 shares in treasury stock and the Company had the remaining authority to repurchase up to 2,890 shares. On February 4, 2008, the Company's Board of Directors approved a 5,000 share increase to the stock repurchase authorization. On August 25, 2008, subsequent to the fiscal year 2008 ending, the Company's Board of Directors approved an additional 5,000 share increase to the stock repurchase authorization. During fiscal 2008, the Company repurchased 4,200 shares for $100,996. The total cost of treasury shares at June 30, 2008 is $251,180. At June 30, 2008, there were 11,301 shares in treasury stock and the Company had the authority to repurchase up to 3,690 additional shares.

Subsequent to June 30, 2008, the Company's Board of Directors declared a cash dividend of $.075 per share on its common stock payable on September 19, 2008, to stockholders of record on September 5, 2008. Current funds from operations are adequate for this purpose. The Board has indicated that it plans to continue paying dividends as long as the Company's financial picture continues to be favorable.

The Company renewed a bank credit line on April 28, 2008 which provides for funding of up to $5,000 and bears interest at the bank's prime rate less 1% (4.00% at June 30, 2008). The credit line matures on April 29, 2010. At June 30, 2008, no amount was outstanding. The Company renewed a credit line on March 7, 2008 which provides for funding of up to $8,000 and bears interest at the Federal Reserve Board's prime rate (5.00% at June 30, 2008). The credit line expires March 7, 2009 and is secured by $1,000 of investments. There were no outstanding amounts at June 30, 2008.

An unsecured revolving bank credit facility allows short-term borrowings of up to $150,000, which may be increased by the Company at any time until maturity to $225,000. The unsecured revolving bank credit facility bears interest at a rate equal to (a) LIBOR or (b) an alternate base rate (the greater of (a) the Federal Funds Rate plus ½% or (b) the Prime Rate), plus an applicable percentage in each case determined by the Company's leverage ratio. The unsecured revolving credit line terminates May 31, 2012. At June 30, 2008, the outstanding revolving bank credit facility balance was $70,000. This outstanding balance bears interest at a weighted average rate of 3.11%.

The Company has entered into various capital lease obligations for the use of certain computer equipment. Included in property and equipment are related assets of $1,169, less accumulated depreciation of $651. At June 30, 2008, $201 was outstanding, of which $177 was included in current maturities. Maturities of capital lease payments by fiscal year are $177 in fiscal 2009 and $24 in fiscal 2010.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

At June 30, 2008 the Company's total off balance sheet contractual obligations were $30,240. This balance consists of $28,496 of long-term operating leases for various facilities and equipment which expire from 2008 to 2017 and the remaining $1,744 is for purchase commitments related to property and equipment. The Company also has contingent earn-out obligations of up to $12,752 to the sellers in an acquisition completed during fiscal year 2005 and an acquisition completed in fiscal 2008. These amounts are payable over the next two years based upon net operating income achieved by the individual acquired business units. The table excludes $4,793 of liabilities under the Financial Accounting Standards Board's Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," as we are unable to reasonably estimate the ultimate amount or timing of settlement.

Contractual obligations by period as of June 30, 2008	Less Than 1 Year	1–3 Years	3–5 Years	More than 5 Years	TOTAL
Operating lease obligations	$ 8,389	$ 10,393	$ 4,623	$ 5,091	$ 28,496
Capital lease obligations	177	24	–	–	201
Note payable including accrued interest	70,183	–	–	–	70,183
Purchase obligations	1,744	–	–	–	1,744
Total	$ 80,493	$ 10,417	$ 4,623	$ 5,091	$ 100,624

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued Statement on Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for the Company beginning July 1, 2008. We do not anticipate that the adoption of this Standard will have a material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including and amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 expands the use of fair value accounting but does not affect existing standards which require assets or liabilities to be carried at fair value. Under SFAS 159, a company may elect to use fair value to measure its financial assets and liabilities. If the use of fair value is elected, any upfront costs and fees related to the item must be recognized in earnings and cannot be deferred. The fair value election is irrevocable and generally made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to measure based on fair value. At the adoption date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to retained earnings. Subsequent to the adoption of SFAS 159, changes in fair value are recognized in earnings. SFAS 159 is effective for the Company beginning July 1, 2008. The adoption of this Standard did not have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," ("SFAS 141(R)") which replaces SFAS No. 141. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquire and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for the Company on July 1, 2009. SFAS 141(R) will have an impact on the Company's accounting for business combinations on a prospective basis once adopted; however, the materiality of that impact cannot be determined.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The significant accounting policies are discussed in Note 1 to the consolidated financial statements. The preparation of consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, as well as disclosure of contingent assets and liabilities. We base our estimates and judgments upon historical experience and other factors believed to be reasonable under the circumstances. Changes in estimates or assumptions could result in a material adjustment to the consolidated financial statements.

We have identified several critical accounting estimates. An accounting estimate is considered critical if both: (a) the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment involved, and (b) the impact of changes in the estimates and assumptions would have a material effect on the consolidated financial statements.

Revenue Recognition

We recognize revenue in accordance with the provisions of Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Software Revenue Recognition, with Respect to Certain Transactions," and clarified by Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements," SAB 104, "Revenue Recognition," and Emerging Issues Task Force Issue No. 00-21 ("EITF 00-21"), "Accounting for Revenue Arrangements with Multiple Deliverables." The application of these pronouncements requires judgment, including whether a software arrangement includes multiple elements, whether any elements are essential to the functionality of any other elements, and whether vendor-specific objective evidence ("VSOE") of fair value exists for those elements. Customers receive certain elements of our products over time. Changes to the elements in a software arrangement or in our ability to identify VSOE for those elements could materially impact the amount of earned and unearned revenue reflected in the financial statements.

License Fee Revenue. For software license agreements that do not require significant modification or customization of the software, the Company recognizes software license revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred, the license fee is fixed and determinable and collection is probable. The Company's software license agreements generally include multiple products and services or "elements." None of these elements alone are deemed to be essential to the functionality of the other elements. SOP 97-2, as amended by SOP 98-9, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on VSOE of fair value. Fair value is determined for license fees based upon the price charged when sold separately. In the event that we determine that VSOE does not exist for one or more of the delivered elements of a software arrangement, but does exist for all of the undelivered elements, revenue is recognized the residual method allowed by SOP 98-9. Under the residual method, a residual amount of the total arrangement fee is recognized as revenue for the delivered elements after the established fair value of all undelivered elements has been deducted.

Support and Service Fee Revenue. Implementation services are generally for installation, training, implementation, and configuration. These services are not considered essential to the functionality of the related software. VSOE of fair value is established by pricing used when these services are sold separately. Generally revenue is recognized when services are completed. On certain larger implementations, revenue is recognized based on milestones during the implementation. Milestones are triggered by tasks completed or based on direct labor hours.

Maintenance support revenue is recognized pro-rata over the contract period, typically one year. VSOE of fair value is determined based on contract renewal rates.

Outsourced data processing services and ATM, debit card, and other transaction processing services revenues are recognized in the month the transactions were processed or the services were rendered.

Hardware Revenue: Hardware revenue is recognized upon delivery to the customer, when title and risk of loss are transferred. In most cases, we do not stock in inventory the hardware products we sell, but arrange for third-party suppliers to drop-ship the products to our customers on our behalf. Some of our hardware revenues are derived under "arrangements" as defined by SOP 97-2. To the extent hardware revenue is subject to SOP 97-2 and is not deemed essential to the functionality of any of the other elements to the arrangement, it is recognized based on VSOE of fair value at the time of delivery. For these transactions, the Company follows the guidance provided in Emerging Issues Task Force Issue ("EITF") No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." Based upon the indicators provided within this consensus, the Company records the revenue related to our drop-ship transactions at gross and the related costs are included in cost of hardware. The Company also remarkets maintenance contracts on hardware to our customers. Hardware maintenance revenue is recognized ratably over the agreement period.

Depreciation and Amortization Expense

The calculation of depreciation and amortization expense is based on the estimated economic lives of the underlying property, plant and equipment and intangible assets, which have been examined for their useful life and determined that no impairment exists. We believe it is unlikely that any significant changes to the useful lives of our tangible and intangible assets will occur in the near term, but rapid changes in technology or changes in market conditions could result in revisions to such estimates that could materially affect the carrying value of these assets and the Company's future consolidated operating results. All long lived assets are tested for valuation and potential impairment on a scheduled annual basis.

Capitalization of Software Development Costs

We capitalize certain costs incurred to develop commercial software products and to develop or purchase internal-use software. Significant estimates and assumptions include: determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives, estimating the marketability of the commercial software products and related future revenues, and assessing the unamortized cost balances for impairment. For commercial software products, determining the appropriate amortization period is based on estimates of future revenues from sales of the products. We consider various factors to project marketability and future revenues, including an assessment of alternative solutions or products, current and historical demand for the product, and anticipated changes in technology that may make the product obsolete. A significant change in an estimate related to one or more software products could result in a material change to our results of operations.

Estimates Used to Determine Current and Deferred Income Taxes

We make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. We also must determine the likelihood of recoverability of deferred tax assets, and adjust any valuation allowances accordingly. Considerations include the period of expiration of the tax asset, planned use of the tax asset, and historical and projected taxable income as well as tax liabilities for the tax jurisdiction to which the tax asset relates. Valuation allowances are evaluated periodically and will be subject to change in each future reporting period as a result of changes in one or more of these factors. Also, FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect our financial results.

Assumptions Related to Purchase Accounting and Goodwill

We account for our acquisitions using the purchase method of accounting. This method requires estimates to determine the fair values of assets and liabilities acquired, including judgments to determine any acquired intangible assets such as customer-related intangibles, as well as assessments of the fair value of existing assets such as property and equipment. Liabilities acquired can include balances for litigation and other contingency reserves established prior to or at the time of acquisition, and require judgment in ascertaining a reasonable value. Third party valuation firms may be used to assist in the appraisal of certain assets and liabilities, but even those determinations would be based on significant estimates provided by us, such as forecasted revenues or profits on contract-related intangibles. Numerous factors are typically considered in the purchase accounting assessments, which are conducted by Company professionals from legal, finance, human resources, information systems, program management and other disciplines. Changes in assumptions and estimates of the acquired assets and liabilities would result in changes to the fair values, resulting in an offsetting change to the goodwill balance associated with the business acquired.

As goodwill is not amortized, goodwill balances are regularly assessed for potential impairment. Such assessments require an analysis of future cash flow projections as well as a determination of an appropriate discount rate to calculate present values. Cash flow projections are based on management-approved estimates, which involve the input of numerous Company professionals from finance, operations and program management. Key factors used in estimating future cash flows include assessments of labor and other direct costs on existing contracts, estimates of overhead costs and other indirect costs, and assessments of new business prospects and projected win rates. Significant changes in the estimates and assumptions used in purchase accounting and goodwill impairment testing can have a material effect on the consolidated financial statements.

FORWARD LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in the Management's Discussion and Analysis of Financial Condition and Results of Operations and other portions of this report contain forward-looking statements within the meaning of federal securities laws. Actual results are subject to risks and uncertainties, including both those specific to the Company and those specific to the industry, which could cause results to differ materially from those contemplated. The risks and uncertainties include, but are not limited to, the matters detailed in "Risk Factors" in Item 1A of this report. Undue reliance should not be placed on the forward-looking statements. The Company does not undertake any obligation to publicly update any forward-looking statements.

Potential risks and uncertainties which could adversely affect the Company include: the financial health of the financial services industry, our ability to continue or effectively manage growth, adapting our products and services to changes in technology, changes in our strategic relationships, price competition, loss of key employees, consolidation in the banking or credit union industry, increased government regulation, network or internet security problems, operational problems in our outsourcing facilities and others listed in "Risk Factors" at Item 1A.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk refers to the risk that a change in the level of one or more market prices, interest rates, indices, volatilities, correlations or other market factors such as liquidity, will result in losses for a certain financial instrument or group of financial instruments. We are currently exposed to credit risk on credit extended to customers and interest risk on investments in U.S. government securities. We actively monitor these risks through a variety of controlled procedures involving senior management. We do not currently use any derivative financial instruments. Based on the controls in place, credit worthiness of the customer base and the relative size of these financial instruments, we believe the risk associated with these instruments will not have a material adverse effect on our consolidated financial position or results of operations.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

FINANCIAL STATEMENT SCHEDULES

There are no schedules included because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Jack Henry & Associates, Inc.
Monett, Missouri

We have audited the accompanying balance sheets of Jack Henry & Associates, Inc. and subsidiaries (the "Company") as of June 30, 2008 and 2007, and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 12 to the financial statements, the Company discontinued the insurance agency outsourcing component of its operations in June 2008 when it sold Banc Insurance Services, Inc. and Banc Insurance Agency, Inc. on June 30, 2008. The loss on sale and results prior to the sale are included in loss from discontinued operations in the accompanying financial statements.

As discussed in Note 7 to the financial statements, in fiscal 2008 the Company changed its method of accounting for income taxes to conform to FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109."

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 27, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
St. Louis, Missouri
August 27, 2008

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Jack Henry & Associates, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes policies and procedures pertaining to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements. All internal controls, no matter how well designed, have inherent limitations. Therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

As of the end of the Company's 2008 fiscal year, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined the Company's internal control over financial reporting as of June 30, 2008 was effective.

The Company's internal control over financial reporting as of June 30, 2008 has been audited by the Company's independent registered public accounting firm, as stated in their report appearing on the next page, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of June 30, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Jack Henry & Associates, Inc.
Monett, Missouri

We have audited the internal control over financial reporting of Jack Henry & Associates, Inc. and subsidiaries (the "Company") as of June 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended June 30, 2008 of the Company and our report dated August 27, 2008 expressed an unqualified opinion and includes explanatory paragraphs relating to a change in accounting for income taxes and discontinued operations.

/s/ DELOITTE & TOUCHE LLP
St. Louis, Missouri
August 27, 2008

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (In Thousands - Except Per-Share Data)

	YEAR ENDED JUNE 30		
REVENUE	**2008**	2007	2006
License	**$ 73,553**	$ 76,403	$ 84,014
Support and service	**580,334**	501,722	424,333
Hardware	**89,039**	88,342	82,530
Total	**742,926**	666,467	590,877
COST OF SALES			
Cost of license	**6,698**	4,277	2,717
Cost of support and service	**364,140**	309,919	270,485
Cost of hardware	**64,862**	65,469	60,658
Total	**435,700**	379,665	333,860
GROSS PROFIT	**307,226**	286,802	257,017
OPERATING EXPENSES			
Selling and marketing	**55,916**	50,195	49,126
Research and development	**43,326**	35,962	31,874
General and administrative	**43,775**	40,617	35,196
Total	**143,017**	126,774	116,196
OPERATING INCOME	**164,209**	160,028	140,821
INTEREST INCOME (EXPENSE)			
Interest income	**2,145**	3,406	2,066
Interest expense	**(1,928)**	(1,757)	(1,355)
Total	**217**	1,649	711
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	**164,426**	161,677	141,532
PROVISION FOR INCOME TAXES	**59,139**	56,033	50,669
INCOME FROM CONTINUING OPERATIONS	**105,287**	105,644	90,863
DISCONTINUED OPERATIONS (Note 12)			
Loss from operations of discontinued component (including loss on disposal of $2,718)	**(4,175)**	(1,474)	(1,464)
Income tax benefit	**3,110**	511	524
Loss on discontinued operations	**(1,065)**	(963)	(940)
NET INCOME	**$ 104,222**	$ 104,681	$ 89,923
Continuing operations	**$ 1.17**	$ 1.15	$ 0.97
Discontinued operations	**(0.01)**	(0.01)	(0.01)
Diluted net income per share	**$ 1.16**	$ 1.14	$ 0.96
Diluted weighted average shares outstanding	**89,702**	92,032	93,787
Continuing operations	**$ 1.19**	$ 1.17	$ 0.99
Discontinued operations	**(0.01)**	(0.01)	(0.01)
Basic net income per share	**$ 1.18**	$ 1.16	$ 0.98
Basic weighted average shares outstanding	**88,270**	90,155	91,484

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (In Thousands - Except Per-Share Data)

	YEAR ENDED JUNE 30	
ASSETS	**2008**	**2007**
CURRENT ASSETS:		
Cash and cash equivalents	$ 65,565	$ 88,617
Investments, at amortized cost	997	989
Receivables	213,947	209,242
Prepaid expenses and other	25,143	24,130
Prepaid cost of product	19,515	24,147
Deferred income taxes	4,590	3,260
Total current assets	329,757	350,385
PROPERTY AND EQUIPMENT, net	239,005	249,882
OTHER ASSETS:		
Prepaid cost of product	9,584	15,009
Computer software, net of amortization	74,943	59,190
Other non-current assets	10,564	10,754
Customer relationships, net of amortization	63,819	61,248
Trade names	3,999	4,009
Goodwill	289,373	248,863
Total other assets	452,282	399,073
Total assets	$ 1,021,044	$ 999,340
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 6,946	$ 11,481
Accrued expenses	35,996	34,920
Accrued income taxes	15,681	17,882
Note payable and current maturities of capital leases	70,177	70,503
Deferred revenues	212,375	195,691
Total current liabilities	341,175	330,477
LONG-TERM LIABILITIES:		
Deferred revenues	11,219	16,865
Deferred income taxes	61,710	53,290
Other long-term liabilities, net of current maturities	5,489	343
Total long-term liabilities	78,418	70,498
Total liabilities	419,593	400,975
STOCKHOLDERS' EQUITY		
Preferred stock - $1 par value; 500,000 shares authorized, none issued	-	-
Common stock - $0.01 par value; 250,000 shares authorized;		
Shares issued at 06/30/08 were 97,702,098		
Shares issued at 06/30/07 were 96,203,030	977	962
Additional paid-in capital	291,120	262,742
Retained earnings	560,534	484,845
Less treasury stock at cost		
11,301,045 shares at 06/30/08,		
7,100,967 shares at 06/30/07	(251,180)	(150,184)
Total stockholders' equity	601,451	598,365
Total liabilities and stockholders' equity	$ 1,021,044	$ 999,340

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (In Thousands - Except Per-Share Data)

	YEAR ENDED JUNE 30		
	2008	2007	2006
PREFERRED SHARES:	–	–	–
COMMON SHARES:			
Shares, beginning of year	**96,203,030**	93,955,663	92,050,778
Shares issued upon exercise of stock options	**1,443,071**	2,218,395	1,869,659
Shares issued for Employee Stock Purchase Plan	**55,997**	28,972	35,226
Shares, end of year	**97,702,098**	96,203,030	93,955,663
COMMON STOCK – PAR VALUE $0.01 PER SHARE:			
Balance, beginning of year	**$ 962**	$ 939	$ 920
Shares issued upon exercise of stock options	**14**	23	19
Shares issued for Employee Stock Purchase Plan	**1**	–	–
Balance, end of year	**$ 977**	$ 962	$ 939
ADDITIONAL PAID-IN CAPITAL:			
Balance, beginning of year	**$ 262,742**	$ 224,195	$ 195,878
Shares issued upon exercise of stock options	**19,151**	28,557	19,909
Shares issued for Employee Stock Purchase Plan	**1,228**	632	694
Tax benefit on exercise of stock options	**6,555**	8,355	7,260
Stock-based compensation expense	**1,444**	1,003	454
Balance, end of year	**$ 291,120**	$ 262,742	$ 224,195
RETAINED EARNINGS:			
Balance, beginning of year	**$ 484,845**	$ 401,849	$ 330,308
Net income	**104,222**	104,681	89,924
FASB Interpretation No.48 transition amount	**(3,850)**	–	–
Dividends (2008 - $0.28 per share; 2007 - $0.24 per share; 2006 - $0.20 per share)	**(24,683)**	(21,685)	(18,383)
Balance, end of year	**$ 560,534**	$ 484,845	$ 401,849
TREASURY STOCK:			
Balance, beginning of year	**$ (150,184)**	$ (51,771)	$ (9,952)
Purchase of treasury shares	**(100,996)**	(98,413)	(41,819)
Balance, end of year	**$ (251,180)**	$ (150,184)	$ (51,771)
TOTAL STOCKHOLDERS' EQUITY	**$ 601,451**	$ 598,365	$ 575,212

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (In Thousands)

	YEAR ENDED JUNE 30		
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	**$ 104,222**	$ 104,681	$ 89,923
Adjustments to reconcile net income from operations to cash from operating activities:			
Depreciation	**40,195**	36,427	33,442
Amortization	**21,811**	14,527	10,332
Deferred income taxes	**5,320**	4,239	8,291
Expense for stock-based compensation	**1,444**	1,003	454
Loss on property and equipment (including 6/30/08 loss on discontinued operations)	**1,683**	167	269
Other, net	**(33)**	(15)	–
Changes in operating assets and liabilities, net of acquisitions:			
Receivables	**(2,913)**	(28,853)	30,413
Prepaid expenses, prepaid cost of product, and other	**9,670**	(2,987)	(18,624)
Accounts payable	**(4,951)**	(3,050)	(1,636)
Accrued expenses	**541**	5,667	3,450
Income taxes	**(1,088)**	17,865	2,563
Deferred revenues	**5,100**	24,576	10,561
Net cash from operating activities	**181,001**	174,247	169,438
CASH FLOWS FROM INVESTING ACTIVITIES:			
Payment for acquisitions, net of cash acquired	**(49,324)**	(39,307)	(20,745)
Capital expenditures	**(31,105)**	(34,202)	(45,396)
Purchase of investments	**(1,975)**	(3,603)	(4,519)
Proceeds from sale of property and equipment	**2,098**	25	4,255
Proceeds from investments	**2,000**	4,810	5,037
Computer software developed	**(23,736)**	(20,743)	(16,079)
Other, net	**(106)**	109	257
Net cash from investing activities	**(102,148)**	(92,911)	(77,190)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock upon exercise of stock options	**19,165**	28,580	19,928
Proceeds from sale of common stock, net	**1,229**	632	694
Borrowings under lines of credit	**145,097**	115,595	108,062
Repayments under lines of credit	**(145,526)**	(96,207)	(102,942)
Excess tax benefits from stock-based compensation	**3,809**	4,640	4,743
Purchase of treasury stock	**(100,996)**	(98,413)	(41,819)
Dividends paid	**(24,683)**	(21,685)	(18,383)
Net cash from financing activities	**(101,905)**	(66,858)	(29,717)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**$ (23,052)**	$ 14,478	$ 62,531
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**$ 88,617**	$ 74,139	$ 11,608
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 65,565**	$ 88,617	$ 74,139

See notes to consolidated financial statements.

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Company

Jack Henry & Associates, Inc. and Subsidiaries ("JHA" or the "Company") is a leading provider of integrated computer systems and services that has developed and acquired a number of banking and credit union software systems. The Company's revenues are predominately earned by marketing those systems to financial institutions nationwide together with computer equipment (hardware) and by providing the conversion and software implementation services for financial institutions to utilize JHA software systems, and by providing other related services. JHA provides continuing support and services to customers using in-house or outsourced systems.

Consolidation

The consolidated financial statements include the accounts of JHA and all of its subsidiaries, which are wholly-owned, and all significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting

Revenue Recognition

The Company derives revenue from the following sources: license fees, support and service fees and hardware sales. There are no rights of return, condition of acceptance or price protection in the Company's sales contracts.

License Fee Revenue: For software license agreements that do not require significant modification or customization of the software, the Company recognizes software license revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred, the license fee is fixed and determinable and collection is probable. The Company's software license agreements generally include multiple products and services or "elements." None of these elements are deemed to be essential to the functionality of the other elements. Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on vendor-specific objective evidence ("VSOE") of fair value. Fair value is determined for license fees based upon the price charged when sold separately or, if the product is not yet sold separately, the price determined by management with relevant authority. In the event that we determine that VSOE does not exist for one or more of the delivered elements of a software arrangement, but does exist for all of the undelivered elements, revenue is recognized using the residual method allowed by SOP 98-9, "Software Revenue Recognition, with Respect to Certain Transactions". Under the residual method, a residual amount of the total arrangement fee is recognized as revenue for the delivered elements after the established fair value of all undelivered elements has been deducted.

Support and Service Fee Revenue: Implementation services are generally for installation, training, implementation, and configuration. These services are not considered essential to the functionality of the related software. VSOE of fair value is established by pricing used when these services are sold separately or, if the services are not yet sold separately, the price determined by management with relevant authority. Generally revenue is recognized when services are completed. On certain larger implementations, revenue is recognized based on milestones during the implementation. Milestones are triggered by tasks completed or based on direct labor hours.

Maintenance support revenue is recognized pro-rata over the contract period, typically one year. VSOE of fair value is determined based on contract renewal rates.

Outsourced data processing and ATM, debit card, and other transaction processing services revenue is recognized in the month the transactions are processed or the services are rendered.

Hardware Revenue: Hardware revenue is recognized upon delivery to the customer, when title and risk of loss are transferred. In most cases, we do not stock in inventory the hardware products we sell, but arrange for third-party suppliers to drop-ship the products to our customers on our behalf. Some of our hardware revenues are derived under "arrangements" as defined by SOP 97-2. To the extent hardware revenue is subject to SOP 97-2 and is not deemed essential to the functionality of any of the other elements to the arrangement, it is recognized based on VSOE of fair value at the time of delivery. For these transactions, the Company follows the guidance provided in Emerging Issues Task Force Issue ("EITF") No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." Based upon the indicators provided within this consensus, the Company records the revenue related to our drop-ship transactions at gross and the related costs are included in cost of hardware. The Company also remarkets maintenance contracts on hardware to our customers. Hardware maintenance revenue is recognized ratably over the agreement period.

Prepaid Cost of Product

Costs for remarketed hardware and software maintenance contracts, which are prepaid, are recognized ratably over the life of the contract, generally one to five years, with the related revenue amortized from deferred revenues.

Deferred Revenues

Deferred revenues consist primarily of prepaid annual software support fees and prepaid hardware maintenance fees. Hardware maintenance contracts are multi-year; therefore, the deferred revenue and maintenance are classified in accordance with the terms of the contract. Software and hardware deposits received are also reflected as deferred revenues.

Computer Software Development

The Company capitalizes new product development costs incurred from the point at which technological feasibility has been established through the point at which the product is ready for general availability. Software development costs that are capitalized are evaluated on a product-by-product basis annually and are assigned an estimated economic life based on the type of product, market characteristics, and maturity of the market for that particular product. The Company's amortization policy for these capitalized costs is to amortize the costs in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed". Generally, these costs are amortized based on current and estimated future revenue from the product or on a straight-line basis, whichever yields greater amortization expense.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of acquisition to be cash equivalents.

Investments

The Company invests its cash that is not required for current operations primarily in U.S. government securities and money market accounts. The Company has the positive intent and ability to hold its debt securities until maturity and accordingly, these securities are classified as held-to-maturity and are carried at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity. The held-to-maturity securities typically mature in less than one year. Interest on investments in debt securities is included in income when earned.

The amortized cost of held-to-maturity securities is $997 and $989 at June 30, 2008 and 2007, respectively. Fair values of these securities did not differ significantly from amortized cost due to the nature of the securities and minor interest rate fluctuations during the periods.

Property and Equipment and Intangible Assets

Property and equipment is stated at cost and depreciated principally using the straight-line method over the estimated useful lives of the assets.

Intangible assets consist of goodwill, customer relationships, computer software, and trade names acquired in business acquisitions in addition to internally developed computer software. The amounts are amortized, with the exception of goodwill and trade names, over an estimated economic benefit period, generally five to twenty years, using the straight-line method.

The Company reviews its long-lived assets and identifiable intangible assets with finite lives for impairment whenever events or changes in circumstances have indicated that the carrying amount of its assets might not be recoverable. The Company evaluates goodwill and trade names for impairment of value on an annual basis as of January 1 and between annual tests if events or changes in circumstances indicate that the asset might be impaired.

Comprehensive Income

Comprehensive income for each of the years ended June 30, 2008, 2007 and 2006 equals the Company's net income.

Business Segment Information

In accordance with SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information", the Company's operations are classified as two business segments: bank systems and services and credit union systems and services (see Note 14). Revenue by type of product and service is presented on the face of the consolidated statements of income. Substantially all the Company's revenues are derived from operations and assets located within the United States of America.

Common Stock

The Board of Directors has authorized the Company to repurchase shares of its common stock. Under this authorization, the Company may finance its share repurchases with available cash reserves or short-term borrowings on its existing credit facility. The share repurchase program does not include specific price targets or timetables and may be suspended at any time. At June 30, 2007, there were 7,101 shares in treasury stock and the Company had the remaining authority to repurchase up to 2,890 shares. On February 4, 2008, the Company's Board of Directors approved a 5,000 share increase to the stock repurchase authorization. On August 25, 2008, subsequent to the fiscal year 2008 ending, the Company's Board of Directors approved an additional 5,000 share increase to the stock repurchase authorization. During fiscal 2008, the Company repurchased 4,200 shares for $100,996. The total cost of treasury shares at June 30, 2008 is $251,180. At June 30, 2008, there were 11,301 shares in treasury stock and the Company had the authority to repurchase up to 3,690 additional shares.

Income per Share

Per share information is based on the weighted average number of common shares outstanding during the year. Stock options have been included in the calculation of income per diluted share to the extent they are dilutive. The difference between basic and diluted weighted average shares outstanding is the dilutive effect of outstanding stock options (see Note 10).

Income Taxes

Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance would be established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

On July 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48") – "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109," which provides a financial statement recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. Under FIN 48, the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement on Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for the Company beginning July 1, 2008. We do not anticipate that the adoption of this Standard will have a material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including and amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 expands the use of fair value accounting but does not affect existing standards which require assets or liabilities to be carried at fair value. Under SFAS 159, a company may elect to use fair value to measure its financial assets and liabilities. If the use of fair value is elected, any upfront costs and fees related to the item must be recognized in earnings and cannot be deferred. The fair value election is irrevocable and generally made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to measure based on fair value. At the adoption date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to retained earnings. Subsequent to the adoption of SFAS 159, changes in fair value are recognized in earnings. SFAS 159 is effective for the Company beginning July 1, 2008. The adoption of this Standard did not have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," ("SFAS 141(R)") which replaces SFAS No. 141. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquire and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for the Company on July 1, 2009. SFAS 141(R) will have an impact on the Company's accounting for business combinations on a prospective basis once adopted; however, the materiality of that impact cannot be determined.

NOTE 2: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair values for held-to-maturity securities are based on quoted market prices. For all other financial instruments, including amounts receivable or payable and short-term and long-term borrowings, fair values approximate carrying value, based on the short-term nature of the assets and liabilities and the variability of the interest rates on the borrowings.

NOTE 3: PROPERTY AND EQUIPMENT

The classification of property and equipment, together with their estimated useful lives is as follows:

	YEAR ENDED JUNE 30		Estimated
	2008	2007	Useful Life
Land	**$ 24,411**	$ 24,421	
Land improvements	**19,826**	19,809	5-20 YRS
Buildings	**97,594**	96,722	25-30 YRS
Leasehold improvements	**21,995**	20,838	5-10 YRS [1]
Equipment and furniture	**179,613**	155,455	5-8 YRS
Aircraft and equipment	**38,874**	42,152	8-10 YRS
Construction in progress	**4,995**	7,497	
	387,308	366,894	
Less accumulated depreciation	**148,303**	117,012	
Property and equipment, net	**$ 239,005**	$ 249,882	

(1) Lesser of lease term or estimated useful life

The Company had no material commitments to purchase property and equipment at June 30, 2008 or 2007. At June 30, 2008, property and equipment included $455 that was in accrued liabilities. This amount was excluded from capital expenditure on the statement of cash flows.

NOTE 4: OTHER ASSETS

Changes in the carrying amount of goodwill for the years ended June 30, 2008 and 2007, by reportable segments, are:

	Banking Systems & Services	Credit Union Systems & Services	Total
Balance, as of July 1, 2006	$ 187,740	$ 24,798	$ 212,538
Goodwill acquired during the year	36,325	–	36,325
Balance, as of June 30, 2007	224,065	24,798	248,863
Goodwill acquired during the year	40,510	–	40,510
Balance, as of June 30, 2008	**$ 264,575**	**$ 24,798**	**$ 289,373**

The Banking Systems and Services segment additions for fiscal 2008 relate primarily to the acquisitions of Gladiator Technology Services, Inc. and AudioTel Corporation. The additions for fiscal 2007 relate to the acquisition of Margin Maximizer, Inc. See Note 13-Business Acquisitions for further details.

Information regarding other identifiable intangible assets is as follows:

	YEAR ENDED JUNE 30					
	2008			2007		
	Carrying Amount	**Accumulated Amortization**	**Net**	Carrying Amount	Accumulated Amortization	Net
Customer relationships	**$ 126,245**	**$ (62,426)**	**$ 63,819**	$ 115,369	$ (54,121)	$ 61,248
Trade names	**3,999**	**–**	**3,999**	4,009	–	4,009
Totals	**$ 130,244**	**$ (62,426)**	**$ 67,818**	$ 119,378	$ (54,121)	$ 65,257

Trade names have been determined to have indefinite lives and are not amortized. Customer relationships have lives ranging from five to 20 years.

Computer software includes the unamortized cost of software products developed or acquired by the Company, which are capitalized and amortized over useful lives ranging from five to ten years.

Following is an analysis of the computer software capitalized:

	Carrying Amount	Accumulated Amortization	Total
Balance, July 1, 2006	$ 54,109	$ (10,269)	$ 43,840
Acquired software	2,515	–	2,515
Capitalized development cost	20,743	–	20,743
Amortization expense	–	(7,908)	(7,908)
Balance, June 30, 2007	77,367	(18,177)	59,190
Acquired software	**5,728**	**–**	**5,728**
Capitalized development cost	**23,736**	**–**	**23,736**
Disposals	**(2,199)**	**1,993**	**(206)**
Amortization expense	**–**	**(13,505)**	**(13,505)**
Balance, June 30, 2008	**$ 104,632**	**$ (29,689)**	**$ 74,943**

Amortization expense for all intangible assets was $21,811, $14,527 and $10,332 for the fiscal years ended June 30, 2008, 2007, and 2006, respectively. The estimated aggregate future amortization expense for each of the next five years for all intangible assets remaining as of June 30, 2008, is as follows:

Year	**Customer relationships**	**Software**	**Total**
2009	8,368	14,337	22,705
2010	8,236	13,236	21,472
2011	7,673	12,516	20,189
2012	6,647	8,328	14,975
2013	5,282	2,244	7,526

NOTE 5: DEBT

The Company renewed a bank credit line on April 28, 2008 which provides for funding of up to $5,000 and bears interest at the bank's prime rate less 1% (4.00% at June 30, 2008). The credit line matures on April 29, 2010. At June 30, 2008, no amount was outstanding.

The Company renewed a credit line on March 7, 2008 which provides for funding of up to $8,000 and bears interest at the Federal Reserve Board's prime rate (5.00% at June 30, 2008). The credit line expires March 7, 2009 and is secured by $1,000 of investments. There were no outstanding amounts at June 30, 2008.

An unsecured revolving bank credit facility allows short-term borrowings of up to $150,000, which may be increased by the Company at any time until maturity to $225,000. The unsecured revolving bank credit facility bears interest at a rate equal to (a) LIBOR or (b) an alternate base rate (the greater of (a) the Federal Funds Rate plus ½% or (b) the Prime Rate), plus an applicable percentage in each case determined by the Company's leverage ratio. The unsecured revolving credit line terminates May 31, 2012. At June 30, 2008, the outstanding revolving bank credit facility balance was $70,000. This outstanding balance bears interest at a weighted average rate of 3.11%. This credit line is subject to various financial covenants that require the Company to maintain certain financial ratios as defined in the agreement. As of June 30, 2008, the Company was in compliance with all such covenants.

The Company has entered into various capital lease obligations for the use of certain computer equipment. Included in property and equipment are related assets of $1,169, less accumulated depreciation of $651. At June 30, 2008, $201 was outstanding, of which $177 was included in current maturities. Maturities of capital lease payments by fiscal year are $177 in fiscal 2009 and $24 in fiscal 2010.

The Company paid interest of $2,521, $1,975, and $1,439 in 2008, 2007, and 2006 respectively. During fiscal 2008, the Company incurred a total of $2,306 of interest, $378 of which was capitalized.

NOTE 6: LEASE COMMITMENTS

The Company leases certain property under operating leases which expire over the next 10 years, but certain of the leases contain options to extend the lease term. All lease payments are based on the lapse of time but include, in some cases, payments for operating expenses and property taxes. There are no purchase options on real estate leases at this time, but most real estate leases have one or more renewal options. Certain leases on real estate are subject to annual escalations for increases in operating expenses and property taxes.

As of June 30, 2008, net future minimum lease payments are as follows:

YEARS ENDING JUNE 30,	Lease Payments
2009	$ 8,389
2010	6,183
2011	4,210
2012	2,548
2013	2,075
Thereafter	5,091
Total	**$ 28,496**

Rent expense was $7,895, $5,797, and $5,372 in 2008, 2007, and 2006, respectively.

NOTE 7: INCOME TAXES

The provision for income taxes from continuing operations consists of the following:

	YEAR ENDED JUNE 30		
	2008	2007	2006
Current:			
Federal	**$ 48,472**	$ 46,369	$ 38,880
State	**5,347**	5,425	3,498
Deferred:			
Federal	**4,972**	4,080	7,831
State	**348**	159	460
	$ 59,139	$ 56,033	$ 50,669

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	YEAR ENDED JUNE 30	
	2008	2007
Deferred tax assets:		
Deferred revenue	**$ 6,286**	$ –
Expense reserves (bad debts, insurance, franchise tax and vacation)	**2,670**	2,688
Capital loss carryforward	**2,168**	–
Other, net	**2,580**	1,087
	13,704	3,775
Deferred tax liabilities:		
Accelerated tax depreciation	**(20,105)**	(23,597)
Accelerated tax amortization	**(45,359)**	(30,208)
Other, net	**(5,360)**	–
	(70,824)	(53,805)
Net deferred tax liability	**$ (57,120)**	$ (50,030)

The deferred taxes are classified on the balance sheets as follows:

	YEAR ENDED JUNE 30	
	2008	2007
Deferred income taxes (current)	**$ 4,590**	$ 3,260
Deferred income taxes (long-term)	**(61,710)**	(53,290)
	$ (57,120)	$ (50,030)

The following analysis reconciles the statutory federal income tax rate to the effective income tax rates reflected above:

	YEAR ENDED JUNE 30		
	2008	2007	2006
Computed "expected" tax expense (benefit)	**35.0%**	35.0%	35.0%
Increase (reduction) in taxes resulting from:			
State income taxes, net of federal income tax benefits	**2.3%**	2.3%	2.0%
Research and development credit	**-1.0%**	-2.7%	-1.0%
Permanent book/tax differences	**-0.3%**	0.0%	-0.5%
Other (net)	**0.0%**	0.1%	0.3%
	36.0%	34.7%	35.8%

The effective income tax rate for fiscal year 2008 increased from the fiscal year 2007 tax rate due to the renewal of the Research and Experimentation Credit ("R&E Credit"), during fiscal year 2007, retroactive to January 1, 2006. Renewal of this credit had a significant tax benefit in fiscal year 2007 since retroactive renewal required the recording of an additional six months of credit during fiscal year 2007 related to fiscal year 2006. In addition, the R&E Credit expired as of December 31, 2007, which also contributed to the increase in the tax rate for fiscal year 2008.

As of June 30, 2007, the Company had net operating loss carryforwards of $1,623 (from acquisitions). All of that amount was used in the Company's June 30, 2007 federal income tax returns. The Company paid income taxes of $51,709, $28,887, and $34,301 in 2008, 2007, and 2006, respectively. As of June 30, 2008, the Company has a capital loss carryforward of $5,858 which expires June 30, 2013.

Effective July 1, 2007, the Company adopted the provisions of FIN 48, which prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. Though the validity of any tax position is a matter of tax law, the body of statutory, regulatory and interpretive guidance on the application of the law is complex and often ambiguous. Because of this, whether a tax position will ultimately be sustained may be uncertain. Under FIN 48, the impact of an uncertain tax position that is more likely than not of be sustained upon audit by the relevant taxing authority must be recognized at the largest amount that is more likely than not to be sustained. No portion of an uncertain tax position will be recognized if the position has less than a 50% likelihood of being sustained. Also, under FIN 48, interest and penalties expense are recognized on the full amount of deferred benefits for uncertain tax positions.

Adopting FIN 48 had the following impact on our financial statements: decreased retained earnings by $3,850 and increased long term liabilities by $3,850.

At June 30, 2008, the Company had $4,055 of unrecognized tax benefits, all of which, if recognized, would affect our effective tax rate. Our policy is to include interest and penalties related to unrecognized tax benefits in income tax expense. As of June 30, 2008, we had accrued interest and penalties of $738 related to uncertain tax positions.

A reconciliation of the unrecognized tax benefits for the year ended June 30, 2008 follows:

	Unrecognized Tax Benefits
Balance, at July 1, 2007	$ 5,838
Additions for current year tax positions	671
Additions for prior year tax positions	–
Reductions for prior year tax positions	(2,131)
Settlements	–
Reductions related to expirations of statute of limitations	(323)
Balance, at June 30, 2008	$ 4,055

During the fiscal year ended June 30, 2008, the Internal Revenue Service concluded its examination of the Company's U.S. federal income tax returns for fiscal years ended June 2005 through 2006. However, the U.S. federal and state income tax returns for these two fiscal years and all subsequent fiscal years still remain subject to examination as of June 30, 2008 under statute of limitations rules. We anticipate potential changes of up to $500 could reduce the unrecognized tax benefits balance within twelve months of June 30, 2008.

NOTE 8: INDUSTRY AND SUPPLIER CONCENTRATIONS

The Company sells its products to banks, credit unions, and financial institutions throughout the United States and generally does not require collateral. All billings to customers are due net 30 days from date of billing. Reserves (which are insignificant at June 30, 2008 and 2007) are maintained for potential credit losses.

In addition, the Company purchases most of its computer hardware and related maintenance for resale in relation to installation of JHA software systems from two suppliers. There are a limited number of hardware suppliers for these required items. If these relationships were terminated, it could have a significant negative impact on the future operations of the Company.

NOTE 9: STOCK BASED COMPENSATION PLANS

The Company previously issued options to employees under the 1996 Stock Option Plan ("1996 SOP") and currently issues options to outside directors under the 2005 Non-Qualified Stock Option Plan ("2005 NSOP").

1996 SOP

The 1996 SOP was adopted by the Company on October 29, 1996, for its employees. Terms and vesting periods of the options were determined by the Compensation Committee of the Board of Directors when granted and for options outstanding include vesting periods up to four years. Shares of common stock were reserved for issuance under this plan at the time of each grant, which must be at or above fair market value of the stock at the grant date. The options terminate 30 days after termination of employment, three months after retirement, one year after death or 10 years after the date of grant. In October 2002, the stockholders approved an increase in the number of stock options available from 13.0 million to 18.0 million shares. The plan terminated by its terms on October 29, 2006, although options previously granted under the 1996 SOP are still outstanding and vested.

THE 2005 NSOP

The NSOP was adopted by the Company on September 23, 2005, for its outside directors. Generally, options are exercisable beginning six months after grant at an exercise price equal to 100% of the fair market value of the stock at the grant date. For individuals who have served less than four continuous years, 25% of all options will vest after one year of service, 50% shall vest after two years, and 75% shall vest after three years of service on the Board. The options terminate upon surrender of the option, upon the expiration of one year following notification of a deceased optionee, or 10 years after grant. 700 shares of common stock have been reserved for issuance under this plan with a maximum of 100 for each director. As of June 30, 2008, there were 580 shares available for future grants under the plan.

A summary of option plan activity under the plans is as follows:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding July 1, 2005	9,766	$ 14.55	
Granted	40	18.47	
Forfeited	(236)	21.23	
Exercised	(1,870)	10.58	
Outstanding June 30, 2006	7,700	15.34	
Granted	30	21.79	
Forfeited	(123)	21.22	
Exercised	(2,218)	12.90	
Outstanding June 30, 2007	5,389	16.24	
Granted	**50**	**28.52**	
Forfeited	**(8)**	**24.64**	
Exercised	**(1,454)**	**13.38**	
Outstanding June 30, 2008	**3,977**	**$ 17.42**	**$ 20,101**
Vested and Expected to Vest June 30, 2008	**3,977**	**$ 17.42**	**$ 20,101**
Exercisable June 30, 2008	**3,938**	**$ 17.36**	**$ 20,054**

The weighted-average fair value of options granted during fiscal 2008, fiscal 2007 and fiscal 2006 was $11.83, $10.43, and $10.13, respectively. The only options granted during fiscal years 2008, 2007 and 2006 were to non-employee members of the Company's board of directors. The assumptions used in estimating fair value and resulting compensation expenses are as follows:

	YEAR ENDED JUNE 30		
	2008	2007	2006
Weighted Average Assumptions:			
Expected life (years)	**7.41**	7.41	7.65
Volatility	**28%**	37%	42%
Risk free interest rate	**4.1%**	4.7%	4.4%
Dividend yield	**0.98%**	0.96%	0.89%

The option pricing model assumptions such as expected life, volatility, risk-free interest rate, and dividend yield impact the fair value estimate. These assumptions are subjective and generally require significant analysis and judgment to develop. When estimating fair value, some of the assumptions were based on or determined from external data (for example, the risk-free interest rate) and other assumptions were derived from our historical experience with share-based payment arrangements (e.g., volatility, expected life and dividend yield). The appropriate weight to place on historical experience is a matter of judgment, based on relevant facts and circumstances.

Our pre-tax operating income for the years ended June 30, 2008, 2007 and 2006 includes $1,444, $1,003 and $454 of stock-based compensation costs, respectively. The total cost for the year ended June 30, 2008 includes $871 relating to the restricted stock plan. There was no such cost for 2007 or 2006.

As of June 30, 2008, there was $109 of total unrecognized compensation costs related to stock options that have not yet vested. These costs are expected to be recognized over a weighted average period of 0.89 years. The weighted average remaining contractual term on options currently exercisable as of June 30, 2008 was 3.14 years.

Following is an analysis of stock options outstanding and exercisable as of June 30, 2008:

Range of Exercise Prices	Shares		Weighted-Average in Remaining Contractual Life in Years	Weighted-Average Exercise Price	
	Outstanding	Exercisable	Outstanding	Outstanding	Exercisable
$ 8.77 – $ 10.13	130	130	0.89	$ 9.22	$ 9.22
$ 10.14 – $ 10.84	913	913	4.78	10.84	10.84
$ 10.85 – $ 16.49	66	66	3.61	12.74	12.74
$ 16.50 – $ 16.88	1,472	1,471	1.76	16.88	16.88
$ 16.89 – $ 21.25	552	539	4.12	19.79	19.83
$ 21.26 – $ 25.65	407	402	3.78	23.33	23.35
$ 25.66 – $ 28.63	400	380	3.67	27.56	27.50
$ 28.64 – $ 29.23	24	24	2.75	28.94	28.94
$ 29.24 – $ 29.63	10	10	2.43	29.63	29.63
$ 29.64 – $ 30.00	3	3	2.93	30.00	30.00
$ 6.03 – $ 31.00	3,977	3,938	3.19	$ 17.42	$ 17.36

Cash received from stock option exercises for the year ended June 30, 2008 was $19,165. The income tax benefits from stock option exercises totaled $6,555 for the year ended June 30, 2008.

The total intrinsic value of options exercised was $18,010, $22,643 and $19,622 for the fiscal years ended June 30, 2008, 2007 and 2006, respectively.

Restricted Stock Plan

The Restricted Stock Plan was adopted by the Company on November 1, 2005, for its employees. Up to 3,000 shares of common stock are available for issuance under the plan. Upon issuance, shares of restricted stock are subject to forfeiture and to restrictions which limit the sale or transfer of the shares during the restriction period. The restrictions will be lifted over periods ranging from three to seven years from grant date. On certain awards, the restrictions may be lifted sooner if certain targets for shareholder return are met. As of June 30, 2008, 133 shares of restricted stock have been issued, however, none of these shares have vested.

The following table summarizes non-vested share awards as of June 30, 2008, as well as activity for the year then ended:

	Shares	Weighted Average Grant Date Fair Value
Non-vested shares at July 1, 2007	–	$ –
Granted	133	24.86
Vested	–	–
Forfeited	(3)	24.50
Non-vested shares at June 30, 2008	**130**	**$ 24.87**

The non-vested shares will be non-voting and will not participate in dividends during the restriction period. As a result, the weighted-average fair value of the non-vested share awards is based on the fair market value of the Company's equity shares on the grant date, less the present value of the expected future dividends to be declared during the restriction period.

At June 30, 2008, there was $2,429 of compensation expense that has yet to be recognized related to non-vested restricted stock share awards, which will be recognized over a weighted-average period of 2.87 years.

NOTE 10: EARNINGS PER SHARE

The following table reflects the reconciliation between basic and diluted net income per share:

	YEAR ENDED JUNE 30		
	2008	2007	2006
Income from continuing operations	**$ 105,287**	$ 105,644	$ 90,863
Discontinued operations	**(1,065)**	(963)	(940)
Net income	**$ 104,222**	$ 104,681	$ 89,923
Common share information:			
Weighted average shares outstanding for basic EPS	**88,270**	90,155	91,484
Dilutive effect of stock options	**1,432**	1,877	2,303
Shares for diluted EPS	**89,702**	92,032	93,787
Basic earnings per share:			
Income from continuing operations	**$ 1.19**	$ 1.17	$ 0.99
Discontinued operations	**(0.01)**	(0.01)	(0.01)
Basic earnings per share	**$ 1.18**	$ 1.16	$ 0.98
Diluted earnings per share:			
Income from continuing operations	**$ 1.17**	$ 1.15	$ 0.97
Discontinued operations	**(0.01)**	(0.01)	(0.01)
Basic earnings per share	**$ 1.16**	$ 1.14	$ 0.96

Stock options to purchase approximately 536 shares for fiscal 2008, 772 shares for fiscal 2007, and 1,505 shares for fiscal 2006, were not dilutive and therefore, were not included in the computations of diluted income per common share amounts.

NOTE 11: EMPLOYEE BENEFIT PLANS

The Company established an employee stock purchase plan in 2006. The plan originally allowed the majority of employees the opportunity to directly purchase shares of the Company at a 5% discount. On October 30, 2007, the shareholders approved an amendment to the plan that increased the discount to 15% beginning January 1, 2008. With this amendment, the plan no longer met the criteria as a non-compensatory plan. As a result, beginning January 1, 2008, the Company began recording the total dollar value of the stock discount given to employees under the plan as expense. Total expense recorded by the Company under the plan for the year ended June 30, 2008 was $125.

The Company has a defined contribution plans for its employees, the 401(k) Retirement Savings Plan (the "Plan"). The plan is subject to the Employee Retirement Income Security Act of 1975 ("ERISA") as amended. Under the Plan, the Company matches 100% of full time employee contributions up to 5% of compensation subject to a maximum of $5 per year. Employees must be 18 years of age and be employed for at least six months. The Company has the option of making a discretionary contribution; however, none has been made for any of the three most recent fiscal years. The total matching contributions for the Plan were $7,937, $7,148, and $6,530 for fiscal 2008, 2007, and 2006, respectively.

NOTE 12: DISCONTINUED OPERATIONS

On June 30, 2008, the Company sold its insurance agency outsourcing business, Banc Insurance Services, Inc. ("BIS") and Banc Insurance Agency, Inc. ("BIA"), to the division's management team and a private equity group for a nominal amount. The transaction resulted in an pre-tax loss of $2,718.

In accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," the results of operations of this business for the current and prior periods have been reported as discontinued operations. The divesture of this business was made as a result of poorer than expected operating results.

The insurance agency outsourcing business provided turnkey outsourced insurance agency solutions for financial institutions. Operations of the business, which were formerly included in the Bank Systems and Services segment, are summarized as follows:

	YEAR ENDED JUNE 30		
	2008	2007	2006
Revenue	**$ 1,680**	$ 1,595	$ 1,328
Loss before income taxes	**(1,457)**	(1,474)	(1,464)
Income tax benefit	**536**	511	524
Net loss from discontinued operations	**(921)**	(963)	(940)
Less loss on disposal, net of income taxes	**(144)**	–	–
Loss on discontinued operations	**$ (1,065)**	$ (963)	$ (940)

Assets and liabilities of the insurance agency outsourcing business before disposal, were as follows:

		June 30, 2008
Cash	$	656
Accounts receivable		688
Other assets		90
Property and equipment, net		1,007
Total assets		2,441
Accounts payable and other		194
Total liabilities	$	194

In connection with the sale, the Company accrued $471 lease loss, net of estimated subleases.

NOTE 13: BUSINESS ACQUISITIONS

Fiscal 2008 Acquisitions:
On July 1, 2007, the Company acquired all of the capital stock of Gladiator Technology Services, Inc. ("Gladiator"). Gladiator is a provider of technology security services for financial institutions. The purchase price for Gladiator, $17,425 paid in cash, was allocated to the assets and liabilities acquired based on then-estimated fair values at the acquisition date, resulting in an allocation of $(729) to working capital, $799 to property and equipment, $4,859 to customer relationships, and $12,496 to goodwill. The acquired goodwill has been allocated to the banking systems and services segment. The Company and the former shareholders of Gladiator jointly made an IRC Section 338(h)(10) election for this acquisition. This election allows treatment of this acquisition as an asset acquisition, which permits the Company to amortize the customer relationships and goodwill for tax purposes.

On October 1, 2007, the Company acquired all of the capital stock of AudioTel Corporation ("AudioTel"). AudioTel is a provider of remittance, merchant capture, check imaging, document imaging and management, and telephone and internet banking solutions. The purchase price for AudioTel, $32,092 paid in cash, was preliminarily allocated to the assets and liabilities acquired based upon then-estimated fair values at the acquisition date, resulting in an allocation of $(2,634) to working capital, $528 to property and equipment, $6,017 to customer relationships, $5,728 to capitalized software, $(4,346) to deferred taxes, and $26,799 to goodwill. The acquired goodwill has been allocated to the banking systems and services segment and is non-deductible for tax purposes. Contingent purchase consideration of up to $3,000 may be due based on AudioTel's operating income over the two-year period ending September 30, 2009. This additional purchase price, if any, will be payable on or before November 15, 2009.

Fiscal 2007 Acquisition:
On November 1, 2006, the Company acquired all of the capital stock of Margin Maximizer Group, Inc., which does business as US Banking Alliance ("USBA"). USBA is a leading provider of loan and deposit pricing software and related consulting services to banks and credit unions. The purchase price for USBA, $34,006 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in an allocation of $(2,147) to working capital, $69 to property and equipment, $2,515 to capitalized software, $4,705 to customer relationships, and $28,864 to goodwill. The capitalized software and customer relationships have weighted-average useful lives of approximately 5 years. The acquired goodwill has been allocated to the bank systems and services segment. The Company and the former shareholders of Margin Maximizer Group, Inc. jointly made a Section 338(h)(10) election for this acquisition. This election allows treatment of this acquisition as an asset acquisition, which permits the Company to amortize the capitalized software, customer relationships and goodwill for tax purposes. The results of USBA's operations have been included with the Company's from the date of acquisition, November 1, 2006, to the end of the period.

Fiscal 2006 Acquisition:

On November 1, 2005, the Company acquired all of the capital stock of Profitstar, Inc. ("Profitstar"). Profitstar is a leading provider of asset/liability management, risk management, profitability accounting and financial planning software and related services to banks, credit unions and other financial institutions. The purchase price for Profitstar, $19,317 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in an allocation of ($599) to working capital, $1,233 to deferred tax liability, $1,871 to capitalized software, $1,420 to customer relationships, and $19,698 to goodwill. The acquired goodwill has been allocated to the bank segment. On August 15, 2006, the Company and the former shareholders of Profitstar, Inc. jointly made a IRC Section 338(h)(10) election for this acquisition. This election allows treatment of this acquisition as an asset acquisition, which permits the Company to amortize the capitalized software, customer relationships and goodwill for tax purposes. This election increased goodwill by a net of $720 due to the elimination of previously recorded deferred tax liabilities and to additional consideration paid to the former shareholders of Profitstar, Inc.

Fiscal 2005 Acquisitions:

On March 2, 2005, the Company acquired all of the membership interests in Tangent Analytics, LLC, ("Tangent"), a developer of business intelligence software systems. The purchase price for Tangent before any earn-out payments, $4,000 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in an allocation of ($140) to working capital, $89 to deferred tax liability, $241 to capitalized software and $4,128 to goodwill. Contingent purchase consideration was due based upon Tangent's earnings before interest, depreciation, taxes and amortization. In fiscal 2008, 2007 and 2006, $917, $3,125 and $958, respectively, was paid to the former members of Tangent based upon Tangent's earnings before interest, depreciation, amortization and taxes in full settlement of this contingent consideration. These amounts were included in goodwill. The acquired goodwill has been allocated to the bank segment and is deductible for federal income tax.

Effective January 1, 2005, the Company acquired all of the membership interests in RPM Intelligence, LLC, doing business as Stratika ("Stratika"). Stratika provides customer and product profitability solutions for financial institutions. The purchase price for Stratika before any earn-out payments, $6,241 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in an allocation of $9 to working capital, $156 to deferred tax liability, $422 to capitalized software and $5,963 to goodwill. Contingent purchase consideration of up to $9,752 may be paid over the next year based upon the net operating income of Stratika. In fiscal 2006, $248 was paid to the former members of Stratika as part of this contingent consideration. This amount was included in goodwill. No amount was paid as part of this contingent consideration during fiscal 2007. The acquired goodwill has been allocated to the bank segment and is deductible for federal income tax.

The accompanying consolidated statements of income for the fiscal year ended June 30, 2008, 2007 and 2006 do not include any revenues and expenses related to these acquisitions prior to the respective closing dates of each acquisition. The following unaudited pro forma consolidated financial information is presented as if these acquisitions had occurred at the beginning of the periods presented. In addition, this unaudited pro forma financial information is provided for illustrative purposes only and should not be relied upon as necessarily being indicative of the historical results that would have been obtained if these acquisitions had actually occurred during those periods, or the results that may be obtained in the future as a result of these acquisitions.

	YEAR ENDED JUNE 30		
Pro Forma (unaudited)	**2008**	2007	2006
Revenue	**$ 746,041**	$ 685,647	$ 616,537
Gross profit	**$ 308,565**	$ 298,488	$ 273,688
Income from continuing operations	**$ 105,373**	$ 107,296	$ 94,041
Earnings per share-continuing operations	**$ 1.17**	$ 1.17	$ 1.00
Diluted shares	**89,702**	92,032	93,787
Earnings per share-continuing operations	**$ 1.19**	$ 1.19	$ 1.03
Basic shares	**88,270**	90,155	91,484

NOTE 14: BUSINESS SEGMENT INFORMATION

The Company is a leading provider of integrated computer systems that perform data processing (available for in-house or service bureau installations) for banks and credit unions. The Company's operations are classified into two business segments: bank systems and services ("Bank") and credit union systems and services ("Credit Union"). The Company evaluates the performance of its segments and allocates resources to them based on various factors, including prospects for growth, return on investment, and return on revenue. The following amounts have been adjusted to exclude discontinued operations (See Note 12):

	YEAR ENDED JUNE 30, 2008		
	Bank	Credit Union	Total
REVENUE			
License	$ 52,528	$ 21,025	**$ 73,553**
Support and service	495,687	84,647	**580,334**
Hardware	68,175	20,864	**89,039**
Total	**616,390**	**126,536**	**742,926**
COST OF SALES			
Cost of license	5,376	1,322	**6,698**
Cost of support and service	305,640	58,500	**364,140**
Cost of hardware	49,504	15,358	**64,862**
Total	**360,520**	**75,180**	**435,700**
GROSS PROFIT	**$ 255,870**	**$ 51,356**	**$ 307,226**

	YEAR ENDED JUNE 30, 2007		
	Bank	Credit Union	Total
REVENUE			
License	$ 60,683	$ 15,720	$ 76,403
Support and service	425,912	75,810	501,722
Hardware	69,266	19,076	88,342
Total	**555,861**	**110,606**	**666,467**
COST OF SALES			
Cost of license	4,103	174	4,277
Cost of support and service	255,743	54,176	309,919
Cost of hardware	51,227	14,242	65,469
Total	**311,073**	**68,592**	**379,665**
GROSS PROFIT	**$ 244,788**	**$ 42,014**	**$ 286,802**

	YEAR ENDED JUNE 30, 2006		
	Bank	Credit Union	Total
REVENUE			
License	$ 66,165	$ 17,849	$ 84,014
Support and service	352,882	71,451	424,333
Hardware	62,511	20,019	82,530
Total	**481,558**	**109,319**	**590,877**
COST OF SALES			
Cost of license	1,671	1,046	2,717
Cost of support and service	219,402	51,083	270,485
Cost of hardware	45,098	15,560	60,658
Total	**266,171**	**67,689**	**333,860**
GROSS PROFIT	**$ 215,387**	**$ 41,630**	**$ 257,017**

Depreciation expense, net	2008	2007	2006
Bank systems and services	$ 37,970	$ 34,219	$ 30,818
Credit Union systems and services	2,225	2,208	2,624
Total	$ 40,195	$ 36,427	$ 33,442
Amortization expense, net			
Bank systems and services	$ 19,580	$ 12,070	$ 8,421
Credit Union systems and services	2,231	2,457	1,911
Total	$ 21,811	$ 14,527	$ 10,332
Capital expenditures, net			
Bank systems and services	$ 30,994	$ 33,510	$ 43,681
Credit Union systems and services	111	692	1,715
Total	$ 31,105	$ 34,202	$ 45,396

YEAR ENDED JUNE 30

Property and equipment, net	2008	2007
Bank systems and services	$ 208,288	$ 217,195
Credit Union systems and services	30,717	32,687
Total	$ 239,005	$ 249,882
Identified intangible assets, net		
Bank systems and services	$ 385,671	$ 321,096
Credit Union systems and services	46,463	52,214
Total	$ 432,134	$ 373,310

YEAR ENDED JUNE 30

The Company has not disclosed any additional asset information by segment, as the information is not produced internally and its preparation is impracticable.

NOTE 15: SUBSEQUENT EVENTS

On August 25, 2008, the Company's Board of Directors declared a quarterly cash dividend of $.075 per share of common stock, payable on September 19, 2008 to shareholders of record on September 5, 2008.

Also on August 25, 2008, the Company's Board of Directors increased its stock repurchase authorization by 5.0 million shares bringing the total authorized repurchase since 2001 to 20.0 million shares.

QUARTERLY FINANCIAL INFORMATION (unaudited)

YEAR ENDED JUNE 30, 2008

REVENUE	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
License	$ 13,522	$ 23,294	$ 18,441	$ 18,296	**$ 73,553**
Support and service	137,912	144,979	148,772	148,671	**580,334**
Hardware	23,442	23,596	20,267	21,734	**89,039**
Total	**174,876**	**191,869**	**187,480**	**188,701**	**742,926**
COST OF SALES					
Cost of license	770	1,770	1,739	2,419	**6,698**
Cost of support and service	87,206	88,781	93,871	94,282	**364,140**
Cost of hardware	17,298	16,352	14,875	16,337	**64,862**
Total	**105,274**	**106,903**	**110,485**	**113,038**	**435,700**
GROSS PROFIT	**69,602**	**84,966**	**76,995**	**75,663**	**307,226**
OPERATING EXPENSES					
Selling and marketing	13,680	13,803	13,597	14,836	**55,916**
Research and development	9,959	11,404	11,340	10,623	**43,326**
General and administrative	9,808	13,463	9,514	10,990	**43,775**
Total	**33,447**	**38,670**	**34,451**	**36,449**	**143,017**
OPERATING INCOME	**36,155**	**46,296**	**42,544**	**39,214**	**164,209**
INTEREST INCOME (EXPENSE)					
Interest income	1,349	339	267	190	**2,145**
Interest expense	(83)	(104)	(583)	(1,158)	**(1,928)**
Total	**1,266**	**235**	**(316)**	**(968)**	**217**
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	**37,421**	**46,531**	**42,228**	**38,246**	**164,426**
PROVISION FOR INCOME TAXES	13,658	17,101	15,430	12,950	**59,139**
INCOME FROM CONTINUING OPERATIONS	**23,763**	**29,430**	**26,798**	**25,296**	**105,287**
DISCONTINUED OPERATIONS					
Loss from operations of discontinued operations	(352)	(440)	(293)	(3,090)	**(4,175)**
Income tax benefit	128	161	107	2,714	**3,110**
Loss of discontinued operations	**(224)**	**(279)**	**(186)**	**(376)**	**(1,065)**
NET INCOME	**$ 23,539**	**$ 29,151**	**$ 26,612**	**$ 24,920**	**$ 104,222**
Continuing operations	$ 0.26	$ 0.32	$ 0.30	$ 0.29	**$ 1.17**
Discontinued operations	(0.00)	(0.00)	(0.00)	(0.00)	**(0.01)**
Diluted net income per share	**$ 0.26**	**$ 0.32**	**$ 0.30**	**$ 0.28**	**$ 1.16**
Diluted weighted average shares outstanding	**90,833**	**90,922**	**88,907**	**88,145**	**89,702**
Continuing operations	$ 0.27	$ 0.33	$ 0.31	$ 0.29	**$ 1.19**
Discontinued operations	(0.00)	(0.00)	(0.00)	(0.00)	**(0.01)**
Basic net income per share	**$ 0.26**	**$ 0.33**	**$ 0.30**	**$ 0.29**	**$ 1.18**
Basic weighted average shares outstanding	**89,168**	**89,393**	**87,615**	**86,902**	**88,270**

QUARTERLY FINANCIAL INFORMATION (unaudited)

	YEAR ENDED JUNE 30, 2008				
REVENUE	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
License	$ 13,522	$ 23,294	$ 18,441	$ 18,296	**$ 73,553**
Support and service	137,912	144,979	148,772	148,671	**580,334**
Hardware	23,442	23,596	20,267	21,734	**89,039**
Total	**174,876**	**191,869**	**187,480**	**188,701**	**742,926**
COST OF SALES					
Cost of license	770	1,770	1,739	2,419	**6,698**
Cost of support and service	87,206	88,781	93,871	94,282	**364,140**
Cost of hardware	17,298	16,352	14,875	16,337	**64,862**
Total	**105,274**	**106,903**	**110,485**	**113,038**	**435,700**
GROSS PROFIT	**69,602**	**84,966**	**76,995**	**75,663**	**307,226**
OPERATING EXPENSES					
Selling and marketing	13,680	13,803	13,597	14,836	**55,916**
Research and development	9,959	11,404	11,340	10,623	**43,326**
General and administrative	9,808	13,463	9,514	10,990	**43,775**
Total	**33,447**	**38,670**	**34,451**	**36,449**	**143,017**
OPERATING INCOME	**36,155**	**46,296**	**42,544**	**39,214**	**164,209**
INTEREST INCOME (EXPENSE)					
Interest income	1,349	339	267	190	**2,145**
Interest expense	(83)	(104)	(583)	(1,158)	**(1,928)**
Total	**1,266**	**235**	**(316)**	**(968)**	**217**
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	**37,421**	**46,531**	**42,228**	**38,246**	**164,426**
PROVISION FOR INCOME TAXES	13,658	17,101	15,430	12,950	**59,139**
INCOME FROM CONTINUING OPERATIONS	**23,763**	**29,430**	**26,798**	**25,296**	**105,287**
DISCONTINUED OPERATIONS					
Loss from operations of discontinued operations	(352)	(440)	(293)	(3,090)	**(4,175)**
Income tax benefit	128	161	107	2,714	**3,110**
Loss of discontinued operations	**(224)**	**(279)**	**(186)**	**(376)**	**(1,065)**
NET INCOME	**$ 23,539**	**$ 29,151**	**$ 26,612**	**$ 24,920**	**$ 104,222**
Continuing operations	$ 0.26	$ 0.32	$ 0.30	$ 0.29	**$ 1.17**
Discontinued operations	(0.00)	(0.00)	(0.00)	(0.00)	**(0.01)**
Diluted net income per share	**$ 0.26**	**$ 0.32**	**$ 0.30**	**$ 0.28**	**$ 1.16**
Diluted weighted average shares outstanding	**90,833**	**90,922**	**88,907**	**88,145**	**89,702**
Continuing operations	$ 0.27	$ 0.33	$ 0.31	$ 0.29	**$ 1.19**
Discontinued operations	(0.00)	(0.00)	(0.00)	(0.00)	**(0.01)**
Basic net income per share	**$ 0.26**	**$ 0.33**	**$ 0.30**	**$ 0.29**	**$ 1.18**
Basic weighted average shares outstanding	**89,168**	**89,393**	**87,615**	**86,902**	**88,270**

QUARTERLY FINANCIAL INFORMATION (unaudited)

	YEAR ENDED JUNE 30, 2007				
REVENUE	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
License	$ 15,539	$ 21,173	$ 15,345	$ 24,346	**$ 76,403**
Support and service	115,206	123,874	129,842	132,800	**501,722**
Hardware	19,499	21,836	23,276	23,731	**88,342**
Total	**150,244**	**166,883**	**168,463**	**180,877**	**666,467**
COST OF SALES					
Cost of license	556	772	869	2,080	**4,277**
Cost of support and service	72,575	76,942	78,388	82,014	**309,919**
Cost of hardware	13,702	15,977	17,424	18,366	**65,469**
Total	**86,833**	**93,691**	**96,681**	**102,460**	**379,665**
GROSS PROFIT	**63,411**	**73,192**	**71,782**	**78,417**	**286,802**
OPERATING EXPENSES					
Selling and marketing	11,768	12,822	12,294	13,311	**50,195**
Research and development	8,516	8,989	9,004	9,453	**35,962**
General and administrative	9,906	11,407	9,378	9,926	**40,617**
Total	**30,190**	**33,218**	**30,676**	**32,690**	**126,774**
OPERATING INCOME	**33,221**	**39,974**	**41,106**	**45,727**	**160,028**
INTEREST INCOME (EXPENSE)					
Interest income	1,556	406	658	786	**3,406**
Interest expense	(216)	(299)	(439)	(803)	**(1,757)**
Total	**1,340**	**107**	**219**	**(17)**	**1,649**
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	**34,561**	**40,081**	**41,325**	**45,710**	**161,677**
PROVISION FOR INCOME TAXES	12,960	12,045	14,732	16,296	**56,033**
INCOME FROM CONTINUING OPERATIONS	**21,601**	**28,036**	**26,593**	**29,414**	**105,644**
DISCONTINUED OPERATIONS					
Loss from operations of discontinued operations	(302)	(355)	(331)	(486)	**(1,474)**
Income tax benefit	113	107	118	173	**511**
Loss of discontinued operations	**(189)**	**(248)**	**(213)**	**(313)**	**(963)**
NET INCOME	**$ 21,412**	**$ 27,788**	**$ 26,380**	**$ 29,101**	**$ 104,681**
Continuing operations	$ 0.23	$ 0.30	$ 0.29	$ 0.32	**$ 1.15**
Discontinued operations	(0.00)	(0.00)	(0.00)	(0.00)	**(0.01)**
Diluted net income per share	**$ 0.23**	**$ 0.30**	**$ 0.29**	**$ 0.32**	**$ 1.14**
Diluted weighted average shares outstanding	**92,893**	**92,246**	**91,753**	**91,237**	**92,032**
Continuing operations	$ 0.24	$ 0.31	$ 0.30	$ 0.33	**$ 1.17**
Discontinued operations	(0.00)	(0.00)	(0.00)	(0.00)	**(0.01)**
Basic net income per share	**$ 0.24**	**$ 0.31**	**$ 0.29**	**$ 0.33**	**$ 1.16**
Basic weighted average shares outstanding	**91,056**	**90,211**	**89,893**	**89,459**	**90,155**

BOARD OF DIRECTORS

MICHAEL E. HENRY
Chairman
Jack Henry & Associates
Monett, Missouri

JOHN F. "JACK" PRIM
Chief Executive Officer
Jack Henry & Associates
Monett, Missouri

JERRY D. HALL
Executive Vice President
Jack Henry & Associates
Monett, Missouri

JAMES J. ELLIS
Managing Partner
Ellis/Rosier Financial Services
Dallas, Texas

MATTHEW C. FLANIGAN
Senior Vice President
and Chief Financial Officer
Leggett & Platt, Incorporated
Carthage, Missouri

CRAIG R. CURRY
Chairman of the Board
Central Bank
Lebanon, Missouri

WESLEY A. BROWN
Managing Director
St. Charles Capital, LLC.
Denver, Colorado

MARLA K. SHEPARD
President and Chief Executive Officer
California Coast Credit Union
San Diego, California

EXECUTIVE OFFICERS

MICHAEL E. HENRY
Chairman

JOHN F. "JACK" PRIM
Chief Executive Officer

TONY L. WORMINGTON
President

JERRY D. HALL
Executive Vice President

KEVIN D. WILLIAMS
Chief Financial Officer and Treasurer

MARK S. FORBIS
Vice President and Chief Technology Officer

ANNUAL MEETING

The annual meeting of shareholders will be held at 11:00 a.m. Central on November 13, 2008 at Jack Henry & Associates' Corporate Headquarters, Monett, MO.

FORM 10-K

A copy of the Company's Form 10-K is available upon request to the Chief Financial Officer at the corporate headquarters address or from our Website at www.jackhenry.com.

TRANSFER AGENT AND REGISTRAR

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